82-2972

BANKINTER

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

02015966

02 MAR 19 AM 8:47

March, 15th 2002

SUPPL

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

P

Attached reports of 2001

- Balance Sheet and p&L as of June , September and December 2001 (Spanish Banking Committee) Reports # 1,2,3.
- Balance sheet and P&L second half , 3rd quarter and year end 2001 (Stock exchange, CNMV) Report # 4,5,6
- 2nd and 3rd. quarterly dividend for 2001 (Stock exchange, press release, official gazette) Report # 7,8
- Interim report previous fiscal year and Chairman's letter (shareholders) Report # 9,10
- Announcement for Extraordinary General Meeting (Press, Stock Exchange, Proxies) # 11,12
- Finantial Summary as of June, September and December 2001. # 13,14,15
- Balance Sheet as of July , Augusts,October,November 2001 (Spanish Banking Committee) Reports # 16,17,18,19

Yours sincerely,

Jose Luis Vega
Managing Director

dlw 3/22

02 MAR 19 AM 8:47

BALANCE PUBLICO INDIVIDUAL

31 de Julio de 2001

ACTIVO

	Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES	221.477
1.1. Caja 38.656	
1.2. Banco de España 139.729	
1.3. Otros bancos centrales 43.092	
2. DEUDAS DEL ESTADO (a)	1.839.749
3. ENTIDADES DE CREDITO	1.971.873
3.1. A la vista 275.129	
3.2. Otros créditos 1.696.744	
4. CREDITOS SOBRE CLIENTES	15.775.105
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA	765.966
5.1. De emisión pública 9.730	
5.2. Otros emisores 756.236	
Pro memoria: títulos propios 48	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE	23.072
7. PARTICIPACIONES	4.525
7.1. En entidades de crédito 0	
7.2. Otras participaciones 4.525	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO	130.289
8.1. En entidades de crédito 0	
8.2. Otras 130.289	
9. ACTIVOS INMATERIALES	0
9.1. Gastos de constitución 0	
9.2. Otros gastos amortizables 0	
10. ACTIVOS MATERIALES	105.884
10.1. Terrenos y edificios de uso propio 38.034	
10.2. Otros inmuebles 10.450	
10.3. Mobiliario, instalaciones y otros 57.400	
11. CAPITAL SUSCRITO NO DESEMBOLSADO	0
11.1. Dividendos pasivos reclamados no desembolsados 0	
11.2. Resto 0	
12. ACCIONES PROPIAS	11.621
Pro memoria: nominal	1.663
13. OTROS ACTIVOS	531.981
14. CUENTAS DE PERIODIFICACION	135.767
15. PERDIDAS DEL EJERCICIO	0
TOTAL ACTIVO	21.517.309
CUENTAS DE ORDEN	
1. PASIVOS CONTINGENTES	2.843.400
1.1. Redescuentos, endosos y aceptaciones 0	
1.2. Activos afectos a diversas obligaciones 0	
1.3. Fianzas, avales y cauciones 2.751.714	
1.4. Otros pasivos contingentes 91.686	

BALANCE PUBLICO INDIVIDUAL

31 de Julio de 2001

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.460.672
1.1. A la vista	257.395	
1.2. A plazo o con preaviso	3.203.277	
2. DEBITOS A CLIENTES		14.197.018
2.1. Depósitos de ahorro	10.368.224	
2.1.1. A la vista	4.735.837	
2.1.2. A plazo	5.632.387	
2.2. Otros débitos	3.828.794	
2.2.1. A la vista	0	
2.2.2. A plazo	3.828.794	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.405.087
3.1. Bonos y obligaciones en circulación	353.833	
3.2. Pagarés y otros valores	1.051.254	
4. OTROS PASIVOS		926.091
5. CUENTAS DE PERIODIFICACION		291.230
6. PROVISIONES PARA RIESGOS Y CARGAS		104.110
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	104.110	
6. bis. FONDO PARA RIESGOS GENERALES		39.690
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		112.863
10. PRIMAS DE EMISION		227.422
11. RESERVAS		263.613
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		21.517.309
CUENTAS DE ORDEN		
2. COMPROMISOS		3.670.269
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.621.465	
2.3. Otros compromisos	48.804	
SUMA CUENTAS DE ORDEN		6.513.669

BALANCE PUBLICO INDIVIDUAL

31 de Agosto de 2001

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		191.520
1.1. Caja	37.327	
1.2. Banco de España	121.121	
1.3. Otros bancos centrales	33.072	
2. DEUDAS DEL ESTADO (a)		2.085.889
3. ENTIDADES DE CREDITO		2.809.830
3.1. A la vista	196.886	
3.2. Otros créditos	2.612.944	
4. CREDITOS SOBRE CLIENTES		15.508.804
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		763.661
5.1. De emisión pública	8.532	
5.2. Otros emisores	755.129	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		20.647
7. PARTICIPACIONES		4.465
7.1. En entidades de crédito	0	
7.2. Otras participaciones	4.465	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		129.661
8.1. En entidades de crédito	0	
8.2. Otras	129.661	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		106.428
10.1. Terrenos y edificios de uso propio	38.028	
10.2. Otros inmuebles	10.658	
10.3. Mobiliario, instalaciones y otros	57.742	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.612
Pro memoria: nominal		1.662
13. OTROS ACTIVOS		457.124
14. CUENTAS DE PERIODIFICACION		143.818
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		22.233.459
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		2.925.282
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.846.689	
1.4. Otros pasivos contingentes	78.593	

BALANCE PUBLICO INDIVIDUAL

31 de Agosto de 2001

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		4.163.763
1.1. A la vista	263.779	
1.2. A plazo o con preaviso	3.899.984	
2. DEBITOS A CLIENTES		14.425.430
2.1. Depósitos de ahorro	10.519.020	
2.1.1. A la vista	4.598.406	
2.1.2. A plazo	5.920.614	
2.2. Otros débitos	3.906.410	
2.2.1. A la vista	0	
2.2.2. A plazo	3.906.410	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.539.158
3.1. Bonos y obligaciones en circulación	353.780	
3.2. Pagarés y otros valores	1.185.378	
4. OTROS PASIVOS		618.432
5. CUENTAS DE PERIODIFICACION		250.006
6. PROVISIONES PARA RIESGOS Y CARGAS		103.569
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	103.569	
6. bis. FONDO PARA RIESGOS GENERALES		39.690
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		112.863
10. PRIMAS DE EMISION		227.422
11. RESERVAS		263.613
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		22.233.459
CUENTAS DE ORDEN		
2. COMPROMISOS		3.675.662
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.641.817	
2.3. Otros compromisos	33.845	
SUMA CUENTAS DE ORDEN		6.600.944

BALANCE PUBLICO INDIVIDUAL

31 de Octubre de 2001

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		267.029
1.1. Caja	32.428	
1.2. Banco de España	200.113	
1.3. Otros bancos centrales	34.488	
2. DEUDAS DEL ESTADO (a)		2.155.155
3. ENTIDADES DE CREDITO		2.492.109
3.1. A la vista	260.751	
3.2. Otros créditos	2.231.358	
4. CREDITOS SOBRE CLIENTES		14.711.524
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		724.598
5.1. De emisión pública	13.607	
5.2. Otros emisores	710.991	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		15.738
7. PARTICIPACIONES		4.015
7.1. En entidades de crédito	0	
7.2. Otras participaciones	4.015	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		124.964
8.1. En entidades de crédito	0	
8.2. Otras	124.964	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		107.949
10.1. Terrenos y edificios de uso propio	38.438	
10.2. Otros inmuebles	10.572	
10.3. Mobiliario, instalaciones y otros	58.939	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.761
Pro memoria: nominal		1.669
13. OTROS ACTIVOS		564.506
14. CUENTAS DE PERIODIFICACION		123.189
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.302.537
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		2.913.276
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.832.906	
1.4. Otros pasivos contingentes	80.370	

BALANCE PUBLICO INDIVIDUAL

31 de Octubre de 2001

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.146.601
1.1. A la vista	256.278	
1.2. A plazo o con preaviso	2.890.323	
2. DEBITOS A CLIENTES		14.594.481
2.1. Depósitos de ahorro	10.406.794	
2.1.1. A la vista	4.764.552	
2.1.2. A plazo	5.642.242	
2.2. Otros débitos	4.187.687	
2.2.1. A la vista	0	
2.2.2. A plazo	4.187.687	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.311.016
3.1. *Bonos y obligaciones en circulación*	353.780	
3.2. *Pagarés y otros valores*	957.236	
4. OTROS PASIVOS		667.844
5. CUENTAS DE PERIODIFICACION		325.160
6. PROVISIONES PARA RIESGOS Y CARGAS		124.334
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	124.334	
6. bis. FONDO PARA RIESGOS GENERALES		39.690
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		112.863
10. PRIMAS DE EMISION		227.422
11. RESERVAS		263.613
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		21.302.537
CUENTAS DE ORDEN		
2. COMPROMISOS		3.463.569
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.421.169	
2.3. Otros compromisos	42.400	
SUMA CUENTAS DE ORDEN		6.376.845

BALANCE PUBLICO INDIVIDUAL

30 de Noviembre de 2001

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		302.239
1.1. Caja	34.009	
1.2. Banco de España	237.672	
1.3. Otros bancos centrales	30.558	
2. DEUDAS DEL ESTADO (a)		2.490.833
3. ENTIDADES DE CREDITO		2.743.545
3.1. A la vista	199.197	
3.2. Otros créditos	2.544.348	
4. CREDITOS SOBRE CLIENTES		14.952.818
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		727.075
5.1. De emisión pública	13.636	
5.2. Otros emisores	713.439	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		27.154
7. PARTICIPACIONES		4.037
7.1. En entidades de crédito	0	
7.2. Otras participaciones	4.037	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		125.187
8.1. En entidades de crédito	0	
8.2. Otras	125.187	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		109.136
10.1. Terrenos y edificios de uso propio	38.564	
10.2. Otros inmuebles	11.132	
10.3. Mobiliario, instalaciones y otros	59.440	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.761
Pro memoria: nominal		1.669
13. OTROS ACTIVOS		584.465
14. CUENTAS DE PERIODIFICACION		124.895
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		22.203.145
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.222.070
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.125.449	
1.4. Otros pasivos contingentes	96.621	

30 de Noviembre de 2001

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.716.382
1.1. A la vista	273.594	
1.2. A plazo o con preaviso	3.442.788	
2. DEBITOS A CLIENTES		15.010.408
2.1. Depósitos de ahorro	10.729.350	
2.1.1. A la vista	4.957.793	
2.1.2. A plazo	5.771.557	
2.2. Otros débitos	4.281.058	
2.2.1. A la vista	0	
2.2.2. A plazo	4.281.058	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.264.921
3.1. Bonos y obligaciones en circulación	353.780	
3.2. Pagarés y otros valores	911.141	
4. OTROS PASIVOS		626.107
5. CUENTAS DE PERIODIFICACION		330.584
6. PROVISIONES PARA RIESGOS Y CARGAS		121.642
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	121.642	
6. bis. FONDO PARA RIESGOS GENERALES		39.690
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		112.863
10. PRIMAS DE EMISION		227.422
11. RESERVAS		263.613
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		22.203.145
CUENTAS DE ORDEN		
2. COMPROMISOS		3.320.928
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.286.330	
2.3. Otros compromisos	34.598	
SUMA CUENTAS DE ORDEN		6.542.998

BANKINTER

02 MAR 19 AM 8:

Madrid, February 20th, 2002

Dear Shareholder:

The Board of Directors of the Bank has called the Annual Shareholders' Meeting to be held in the place, on the date, at the time and with the Agenda indicated on the attached Card.

To be eligible to attend, you must hold at least 600 shares, or reach this number by grouping together with other shareholders. If you wish to attend the Meeting personally, you must hand in the attached Card at the entrance to the venue.

If you are unable to attend, or hold less than 600 shares, please sign and return the enclosed proxy to ensure that your shares are represented at the Meeting:

- by regular mail in the enclosed return envelope;
- by fax to the Shareholder Information Office, at telephone number 91 339 83 23;
- by hand at any Bankinter branch, office or agent;
- via ebankinter.com, if you use this service.

Should any further information be needed, please contact the Bankinter Shareholder Information Office **(ofiaccionista@bankinter.es, tel.913398330 or 913397500) or the Communications Department (comunicacion@bankinter.es, tel. 913397535)**

The information on the Shareholders' Meeting is also available on the Internet at **www.ebankinter.com.**

Very truly yours,

BANKINTER, S.A.

Rafael Mateu de Ros
Secretary General and to the Board of Directors.

BANKINTER

Attendance/Proxy Card

Attendance/Proxy Card for the Annual Shareholders' Meeting of **BANKINTER, S.A.**, which will be held in **Madrid, in AGF - Unión Fenix, at Paseo de la Castellana, 33, 28046 Madrid,** on March 20, 2002, at 1:00 p.m. on second call, or on March 18, 2002, at first call in the same place and at the same time.
The Meeting is expected to take place on March 20, 2002.

The Meeting may be attended by shareholders owning 600 or more shares as per the Bank's register at least five days prior to the Meeting. Shareholders owning fewer than 600 shares can either be represented by a shareholder entitled to attend or group together with others in order to reach the required number.

Mr./Mrs.:	JOINT SHAREHOLDERS:	SHAREHOLDER No: No. OF SHARES REGISTERED:

AGENDA

1) Examination and approval of the 2001 financial statements, management report and proposed distribution of income of Bankinter, S.A., and of the 2001 financial statements and management report of the Consolidated Group.

2) Approval of the Board of Directors' conduct of business in 2001 and ratification of the distribution of interim dividends out of 2001 earnings.

3) Ratification and setting of the effective number of directors.

4) Re-appointment of auditors for 2002.

5) Information on the redemption of the "III Issue of Convertible Debentures for Bankinter Employees. 2001" and on the "IV Issue of Convertible Debentures for Bankinter Employees. 2002"

6) Authorization to the Board of Directors to increase common stock pursuant to Article 153.1.b) of the Spanish Corporations Law through the issuance of shares of any kind, with powers to exclude preemptive rights.

7) Authorization to the Board of Directors to issue debentures and securities, in general, of any nature and form, including debentures convertible into or exchangeable for shares, with powers to exclude preemptive rights; approval of the basis and kinds of the conversion into shares and of the relevant capital stock increase.

8) Authorization to the Board of Directors to make acquisitions, directly or indirectly, of treasury stock subject to the statutory requirements, to sell or retire such treasury stock, to increase and reduce capital with a charge to reserves, to distribute to the shareholders the share-premium reserve capital and to approve the updated By-Laws of the Company.

9) Approval of a compensation system tied to the value of the Bank's shares in favour of directors.

10) Delegation of powers to the Board of Directors, with power to delegate further, to implement, execute, rectify and carry out the resolutions of the Shareholders' Meeting, and to deposit the financial statements.

PROXY

The shareholder to whom this Card has been issued, hereby authorize the following individual to represent me at this Meeting:
(Mark only one of the following options and, where appropriate, specify the name of the shareholder who is to represent you)

☐ 1.- The Chairman of the Board of Directors.

☐ 2.- The Shareholder Mr./Mrs. ....who must hand in this Card at the entrance to the Meeting.

It will be assumed that the proxy has been granted to the Chairman of the Board of Directors if you do not name any shareholder to represent you.
My instructions for exercising the right to vote on the various items on the Agenda are as follows:

Agenda Item	1	2	3	4	5	6	7	8	9	10
For										
Against										
Abstain										

If you do not give any instructions, it will be assumed that you have voted for the proposal of the Board of Directors.

PROXY	ATTENDANCE
In ....on................................	In ....on................................
(Signature of the shareholder granting the proxy)	(Signature of the attending shareholder)

SHAREHOLDERS' MEETING

Attendance Card

Attendance Card for the Annual Shareholders' Meeting of **BANKINTER, S.A.** which will be held in **Madrid, at 1 p.m. on March 20, 2002, in AGF - Unión Fenix, at Paseo de la Castellana, 33, 28046 Madrid** at second call, or on March 18, 2002, at first call in the same place and at the same time.
The Meeting is expected to take place on March 20, 2002.

Mr./Mrs.:	JOINT SHAREHOLDERS:	SHAREHOLDER No: No. OF SHARES REGISTERED:	

(IF YOU ATTEND IN PERSON, KEEP THIS STUB UNTIL THE MEETING HAS CONCLUDED)

To be eligible to attend, you must hold at least 600 shares, or reach this number by grouping together with other shareholders. If you wish to attend the Meeting personally, you must hand in this Card at the entrance to the venue.

If you are unable to attend, or hold less than 600 shares, please sign the "Proxy" box and return this document:

- by regular mail in the enclosed return envelope;
- by fax to the Shareholder Information Office, on telephone number 91 339 83 23;
- by hand at any Bankinter branch, office or agent;
- via ebankinter.com, if you use this service.

AGENDA

1) Examination and approval of the 2001 financial statements, management report and proposed distribution of income of Bankinter, S.A., and of the 2001 financial statements and management report of the Consolidated Group.

2) Approval of the Board of Directors' conduct of business in 2001 and ratification of the distribution of interim dividends out of 2001 earnings.

3) Ratification and setting of the effective number of directors.

4) Re-appointment of auditors for 2002.

5) Information on the redemption of the "III Issue of Convertible Debentures for Bankinter Employees.2001" and on the "IV Issue of Convertible Debentures for Bankinter Employees. 2002".

6) Authorization to the Board of Directors to increase common stock pursuant to Article 153.1.b) of the Spanish Corporations Law through the issuance of shares of

7) Authorization to the Board of Directors to issue debentures and securities, in general, of any nature and form, including debentures convertible into or exchangeable for shares, with powers to exclude preemptive rights; approval of the basis and kinds of the conversion into shares and of the relevant capital stock increase.

8) Authorization to the Board of Directors to make acquisitions, directly or indirectly, of treasury stock subject to the statutory requirements, to sell or retire such treasury stock, to increase and reduce capital with a charge to reserves, to distribute to the shareholders the share-premium reserve capital and to approve the updated By-Laws of the Company.

9) Approval of a compensation system tied to the value of the Bank's shares in favour of directors.

10) Delegation of powers to the Board of Directors, with power to delegate further, to implement, execute, rectify and carry out the resolutions of the Shareholders'


FINANCIAL SUMMARY DECEMBER 2001
www.ebankinter.com
02 MAR 19 AM 8:4
FONDOS/PENSIONES BROKER HIPOTECAS
Mi área confidencial
Disfrute del coche
de sus sueños
sin comprarlo



1.Financial Highlights

Thousands of €	12/31/2001	12/31/2000	%	12/31/01 Million US$ (1)
Total assets	21,444,150	19,118,582	12.16	18,898.73
Credit facilities and loans	14,690,756	13,867,834	5.93	12,946.96
Customer funds	15,171,606	12,655,850	19.88	13,370.74
Other managed funds	7,105,342	7,198,088	-1.29	6,261.94
Basic income	496,050	424,659	16.81	437.17
Income before taxes	167,872	152,488	10.09	147.95
Net income attributed to the Group	98,365	88,962	10.57	86.69
BIS ratio	11.90%	11.62%	2.38	
Tier I capital	8.21%	8.29%	-0.95	
Efficiency ratio	55.08%	55.65%	-1.02	
ROE	14.30%	13.40%	6.72	
ROA	0.45%	0.49%	-8.16	
Number of branches	282	276	2.17	
Number of employees (full-time equivalent)	2,964	2,919	1.54	
Number of agents	1,230	1,313	-6.32	
Number of virtual branches	394	350	12.57	
Number of customers ebankinter.com	376,750	280,151	34.48	
Number of log-ins ebankinter.com	1,605,597	1,283,607	25.08	
Number of Internet transactions (millions)	18.65	10.30	81.07	
Ratio of Internet transactions to total Bank transactions (%)	42.76	30.56	39.92	

(1) 1 US$ = 188,796 pesetas
1€ = 0,8813US$

2.Quality of Service

BY SEGMENTS


81
80
79
78
77
ISN
dec 00 jan feb mar apr may jun jul sep oct nov dec 01
Small Businesses
Individuals
Private Banking
Corporate Banking

BY DISTRIBUTION CHANNEL


83
82
81
80
79
78
77
ISN
dec 00 jan feb mar apr may jun jul sep oct nov dec 01
Internet Office
Branch Network
Telephone Banking Office
Virtual Banking
Agent Network

BY RELATIONSHIP CHANNEL


82
80
78
76
74
ISN
dec 00 jan feb mar apr may jun jul sep oct nov dec 01
broker ebankinter
ebankinter.com
Interactive Banking
Telephone Banking

ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

3.Creation of Shareholder Value

BANKINTER'S MARKET CAPITALIZATION TREND



4,000
3,000
2,000
1,000
Millions of €
87
89
91
93
95
97
99
01

NPVFP* BY CUSTOMER SEGMENTS



Individuals
Small Businesses
Private Banking
Corporate Banking
PFS

(*) NPVFP: Net Present Value of Future Profits

Period per share data (€)	
Earnings per share	1.33
Dividend per share	0.87
Book value per share	10.73

Stock market ratios	
Price/Book value (time)	3.06
PER (price/earnings, time)	24.79

4.ebankinter.com

	12/31/2001	12/31/2000	Variation Amount	Variation %
ebankinter.com				
Users	376,750	280,151	96,599	34.48
Number of log-ins	1,605,597	1,283,607	321,990	25.08
Number of Internet transactions (millions)	18.65	10.30	8.35	81.07
Ratio of Internet transactions to total Bank transactions	42.76	30.56	12.20	39.92
broker ebankinter				
Users	217,961	135,716	82,245	60.60
Number of pages visited per month (millions)	9.83	14.26	-4.43	-31.07
Number of transactions	53,575	45,406	8,169	17.99
Ratio of Internet transactions to total Bank transactions	84.00	81.00	3.00	3.70
ecuenta (millions of €)	73.50	28.75	44.75	155.65
edepósitos (millions of €)	1,368.17	1,293.34	74.83	5.79
ehipotecas				
Ratio of *ehipotecas* to total Bank (%)	14.34	29.90	-15.56	-52.04
New *ehipotecas*	357	781	-424	-54.29
Km0				
Number of pages visited (millions)	0.71	1.04	-0.33	-31.73





5.Transactions by Channel

NUMBER OF BANK'S TOTAL TRANSACTIONS



500
450
400
350
300
250
Millions of transactions
99
00
01

BREAKDOWN OF TRANSACTIONS BY DISTRIBUTION CHANNEL



Internet
Telephone Banking
Interactive Banking
Cards
Branch Network

6.Balance Sheet

Thousands of €			Variation	
	12/31/2001	12/31/2000	Amount	%
Cash on hand and on deposit at central banks	283,167	134,533	148,634	110.48
Government debt securities	2,030,414	1,198,342	832,072	69.44
Due from banks	2,523,156	2,037,579	485,577	23.83
Credit facilities and loans	14,690,756	13,867,834	822,922	5.93
Fixed-income securities	726,039	835,540	-109,501	-13.11
Equity securities	187,814	116,402	71,412	61.35
Premises and equipment and intangibles	161,308	153,086	8,222	5.37
Treasury stock	15,091	16,117	-1,026	-6.37
Other assets	663,063	632,348	30,715	4.86
Accrual accounts	139,548	105,791	33,757	31.91
Losses at consolidated companies	23,794	21,010	2,784	13.25
Assets	**21,444,150**	**19,118,582**	**2,325,568**	**12.16**
Due to banks	3,843,878	4,217,718	-373,840	-8.86
Customer deposits	12,587,644	11,021,564	1,566,080	14.21
Marketable debt securities	2,583,962	1,634,286	949,676	58.11
Other liabilities	638,433	540,654	97,779	18.09
Accrual accounts	268,659	269,646	-987	-0.37
General risk allowance and other	188,411	156,682	31,729	20.25
Consolidated income	108,613	98,969	9,644	9.74
Subordinated liabilities	197,767	197,767	-	-
Minority interests	269,519	269,519	-	-
Paid-in capital	112,863	111,663	1,200	1.07
Reserves	592,279	556,638	35,641	6.40
Reserves at consolidated companies	52,122	43,476	8,646	19.89
Liabilities and shareholders' equity	**21,444,150**	**19,118,582**	**2,325,568**	**12.16**



7.Comparative Income Statements

Thousands of €	As of December 31st 2001		2000		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**21,821,517**	**100**	**18,091,378**	**100**	**3,730,139**	**20.62**
Interest and similar revenues	1,104,202	5.06	855,435	4.73	248,767	29.08
of which: fixed-income securities	130,659	0.60	69,480	0.38	61,179	88.05
Interest and similar expenses	737,574	3.38	574,413	3.18	163,161	28.40
Equities portfolio revenues	1,312	0.01	1,534	0.01	-222	-14.47
Net interest income	**367,940**	**1.69**	**282,556**	**1.56**	**85,384**	**30.22**
Fees and commissions, net	128,110	0.58	142,103	0.79	-13,993	-9.85
Basic income	**496,050**	**2.27**	**424,659**	**2.35**	**71,391**	**16.81**
Revenue from financial transactions	56,998	0.26	64,092	0.35	-7,094	-11.07
Total net ordinary revenue	**553,048**	**2.53**	**488,751**	**2.70**	**64,297**	**13.16**
General administrative expenses	304,622	1.39	276,016	1.53	28,606	10.36
a) Personnel expenses	168,715	0.77	138,025	0.77	30,690	22.24
b) Other administrative expenses	135,907	0.62	137,991	0.76	-2,084	-1.51
Depreciation and write-down of tangible and intangible assets	23,162	0.11	22,861	0.13	301	1.32
Other operating items	3,769	0.02	6,352	0.04	-2,583	-40.66
Net operating income	**229,033**	**1.05**	**196,226**	**1.08**	**32,807**	**16.72**
Gains (losses) on companies carried by the equity method	15,997	0.07	10,537	0.06	5,460	51.82
Amortization of goodwill in consolidation	1,958	0.01	879	0.01	1,079	122.75
Gains (losses) on Group transactions	4,561	0.02	9,147	0.05	-4,586	-50.14
Write-offs and provisions for loan losses	68,597	0.31	46,409	0.26	22,188	47.81
of which: New Bank of Spain Circular	34,782	0.16	18,187	0.10	16,595	91.25
Write-down of long-term financial investments	6,159	0.03	2,069	0.01	4,090	197.68
Extraordinary income	-5,005	-0.02	-14,065	-0.08	9,060	64.42
Income before taxes	**167,872**	**0.77**	**152,488**	**0.84**	**15,384**	**10.09**
Corporate income tax	59,259	0.27	53,519	0.30	5,740	10.73
Net consolidated income	**108,613**	**0.50**	**98,969**	**0.55**	**9,644**	**9.74**
Income (loss) attributed to minority	10,248	0.05	10,007	0.06	241	2.41
Income (loss) attributed to the Group	**98,365**	**0.45**	**88,962**	**0.49**	**9,403**	**10.57**
Income (loss) attributed to the Group ex-New BOS provisions	**120,869**	**0.55**	**100,765**	**0.56**	**20,104**	**19.95**

8.Quarterly Statements of Income

	2001						2000
		Variation					
Thousands of €	4thQ	4Q01/4Q00	4Q01/3Q01	3rdQ	2ndQ	1stQ	4thQ
Interest and similar revenues	262,556	-0.34%	-6.51%	280,828	285,192	275,626	263,444
of which: fixed-income securities	35,375	95.77%	15.07%	30,742	32,447	32,095	18,070
Interest and similar expenses	162,179	-11.11%	-14.17%	188,947	194,920	191,528	182,451
Equities portfolio revenues	89	-44.72%	-76.20%	374	746	103	161
Net interest income	**100,466**	**23.80%**	**8.90%**	**92,255**	**91,018**	**84,201**	**81,154**
Fees and commissions, net	34,121	-5.88%	16.90%	29,187	31,173	33,629	36,251
Basic income	**134,587**	**14.63%**	**10.82%**	**121,442**	**122,191**	**117,830**	**117,405**
Revenue from financial transactions	10,475	-13.63%	-22.71%	13,552	17,039	15,932	12,128
Total net ordinary revenue	**145,062**	**11.99%**	**7.46%**	**134,994**	**139,230**	**133,762**	**129,533**
General administrative expenses	93,019	16.53%	32.59%	70,153	75,244	66,206	79,827
a) Personnel expenses	56,941	40.90%	47.45%	38,618	37,471	35,685	40,412
b) Other administrative expenses	36,078	-8.47%	14.41%	31,535	37,773	30,521	39,415
Depreciation and write-down of tangible and intangible assets	5,723	-5.01%	-1.85%	5,831	5,886	5,722	6,025
Other operating items	842	-51.75%	40.57%	599	1,046	1,282	1,745
Net operating income	**47,162**	**3.82%**	**-20.88%**	**59,609**	**59,146**	**63,116**	**45,426**
Gains (losses) on companies carried by the equity method	6,530	103.11%	14.06%	5,725	2,758	984	3,215
Amortization of goodwill in consolidation	791	169.97%	44.08%	549	312	306	293
Gains (losses) on Group transactions	66	109.92%	109.34%	-707	254	4,948	-665
Write-offs and provisions for loan losses	14,331	-25.80%	-21.26%	18,201	18,916	17,149	19,315
of which: New Bank of Spain Circular	5,609	-39.70%	-43.54%	9,935	9,183	10,055	9,302
Write-down of long-term financial investments	4,605	7,295.31%	1,168.60%	363	327	864	-64
Extraordinary income	10,965	41.39%	282.57%	-6,006	-4,192	-5,772	7,755
Income before taxes	**44,996**	**24.34%**	**13.89%**	**39,508**	**38,411**	**44,957**	**36,187**
Corporate income tax	15,098	18.96%	4.03%	14,513	14,166	15,482	12,692
Net consolidated income	**29,898**	**27.25%**	**19.62%**	**24,995**	**24,245**	**29,475**	**23,495**
Income (loss) attributed to minority	2,937	46.70%	41.07%	2,082	2,633	2,596	2,002
Income (loss) attributed to the Group	**26,961**	**25.44%**	**17.67%**	**22,913**	**21,612**	**26,879**	**21,493**



9.Fees

Thousands of €	12/31/2001	12/31/2000	Variation Amount	Variation %
FEES PAID				
Fees ceded to other entities and corresp.	22,209	21,240	969	4.56
Fees ceded to agents, virtual banking	32,620	27,224	5,396	19.82
Total fees paid	**54,829**	**48,464**	**6,365**	**13.13**
FEES RECEIVED				
Guarantees and L/C	12,858	11,603	1,255	10.82
Foreign exchange	7,608	8,419	-811	-9.63
Collections and payments	49,780	45,450	4,330	9.53
Trade notes and drafts	14,273	13,870	403	2.91
Demand deposits	4,145	3,863	282	7.30
Credit and debit cards	25,439	22,600	2,839	12.56
Checks	1,819	1,360	459	33.75
Payment orders	4,104	3,757	347	9.24
Securities services	26,949	31,056	-4,107	-13.22
Securities underwriting and placement	283	110	173	157.27
Securities purchases and sales	11,430	11,338	92	0.81
Administration and custody	15,236	19,608	-4,372	-22.30
Marketing of nonbank financial products	65,049	79,460	-14,411	-18.14
Of which: mutual fund mgt. fees	59,860	72,458	-12,598	-17.39
Other fees	20,695	14,579	6,116	41.95
Total fees received	**182,939**	**190,567**	**-7,628**	**-4.00**
FEES & COMMISSIONS, NET	**128,110**	**142,103**	**-13,993**	**-9.85**

10.Analysis of Credit Risk

Thousands of €	12/31/2001	12/31/2000	Variation Amount	Variation %
Risk exposure	18,628,203	15,760,071	2,868,132	18.20
Total nonperforming balances	54,449	48,137	6,312	13.11
Total allowances	217,378	160,054	57,324	35.82
Mandatory allowances	212,946	159,356	53,590	33.63
Specific	30,814	30,496	318	1.04
General	182,132	128,860	53,272	41.34
Nonperforming loans/total risk exposure (%)	0.29	0.31	-0.01	-4.30
Recorded allowance/nonperforming loans (%)	399.23	332.50	66.74	20.07
Recorded allowance/unsecured nonperforming loans (%)	447.17	359.19	87.98	24.49





11.Shareholders' Equity

Thousands of €	12/31/2001	12/31/2000	Variation Amount	Variation %
Paid-in capital and reserves	769,661	725,445	44,216	6.10
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-15,091	-16,117	1,026	-6.37
Intangible assets	-13,455	-5	-13,450	-
Core capital	**988,409**	**956,617**	**31,792**	**3.32**
Revaluation reserve	22,225	22,225	-	-
General allowances	39,690	35,603	4,087	11.48
Subordinated debt financing	197,767	197,767	-	-
Recorded general loan loss allowance	184,173	128,869	55,304	42.91
Supplementary capital	**443,855**	**384,464**	**59,391**	**15.45**
Total	**1,432,264**	**1,341,081**	**91,183**	**6.80**
Risk-weighted assets	12,034,770	11,536,617	498,153	4.32
Tier I capital (%)	8.21	8.29	-0.08	-0.95
Tier II capital (%)	3.69	3.33	0.36	10.67
BIS ratio (%)	11.90	11.62	0.28	2.38
Excess	469,482	418,152	51,330	12.28

12.People

Number of employees (*)	2,964
Average length of service of employees (in years)	10.81
Average age (in years)	36.63
Diversity in terms of men-women (%)	55.99 / 44.01
Employees who telework (%)	63.18
Internal job rotation (%)	23.61
External turnover (%)	5.42
Employees with university degrees and postgraduate studies (%)	63.18
Employees linking up to the Internet daily via the Bank's platform (%)	93.38

(*) Full-time equivalent





ebankinter.com

Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM



www.ebankinter.com


FINANCIAL SUMMARY
www.ebankinter.com

02 MAR 19 AM 8:47



1.Financial Highlights

Thousands of €	09/30/2001	09/30/2000	%	09/30/01 Million US$ (1)
Total assets	22,426,996	19,109,069	17.36	20,478.09
Credit facilities and loans	15,772,849	12,842,684	22.82	14,402.19
Customer funds	16,326,767	14,077,630	15.98	14,907.97
Other managed funds	6,612,115	7,531,965	-12.21	6,037.52
Basic income	361,463	307,254	17.64	330.05
Income before taxes	122,876	116,301	5.65	112.20
Net income attributed to the Group	71,404	67,469	5.83	65.20
BIS ratio	11.20	11.49	-2.56	
Tier I capital	7.71	8.21	-6.04	
Efficiency ratio	51.87%	54.62%	-5.03	
ROE	13.92%	13.47%	3.34	
ROA	0.44%	0.51%	-13.73	
Number of branches	279	276	1.09	
Number of employees (full-time equivalent)	2,982	2,860	4.27	
Number of agents	1,452	1,217	19.31	
Number of virtual branches	390	339	15.04	
Number of customers ebankinter.com	366,674	236,067	55.33	
Number of log-ins ebankinter.com	1,534,597	1,168,654	31.31	
Number of Internet transactions (millions)	17.02	9.25	84.00	
Ratio of Internet transactions to total Bank transactions (%)	37.81	30.88	22.44	

(1) 1 US$ = 182.221 pesetas
1€ = 0.9131US$

2.Quality of Service

BY SEGMENTS



ISN
81
80
79
78
77
sep 00
oct
nov
dec
jan
feb
mar
apr
may
jun
jul
sep 01
Private Banking
Individuals
Small Businesses
Corporate Banking

BY DISTRIBUTION CHANNEL



ISN
83
82
81
80
79
78
sep 00
oct
nov
dec
jan
feb
mar
apr
may
jun
jul
sep 01
Internet Office
Branch Network
Telephone Banking Office
Virtual Banking
Agent Network

BY RELATIONSHIP CHANNEL



ISN
82
80
78
76
74
sep 00
oct
nov
dec
jan
feb
mar
apr
may
jun
jul
sep 01
broker ebankinter
ebankinter.com
Interactive Banking
Telephone Banking

ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

3.Creation of Shareholder Value

BANKINTER'S MARKET CAPITALIZATION TREND



4,000
3,000
2,000
1,000
Millions of €
87
89
91
93
95
97
99
3rdQ 01

NPVFP* BY CUSTOMER SEGMENTS



Individuals
Small Businesses
Private Banking
Corporate Banking
PFS

(*) NPVFP: Net Present Value of Future Profits

Period per share data (€)	
Earnings per share	0.96
Dividend per share	0.66
Book value per share	10.78

Stock market ratios	
Price/Book value (time)	2.88
PER (price/earnings, time)	23.32

4.ebankinter.com

	09/30/2001	09/30/2000	Variation Amount	%
Bankinter as ISP				
Number of customers on the Internet	195,561	168,182	27,379	16.28
KmO.com				
Number of pages visited per month (millions)	0.90	1.17	-0.27	-23.08
ebankinter.com				
Users	366,674	236,067	130,607	55.33
Number of log-ins	1,534,597	1,168,654	365,943	31.31
Number of Internet transactions (millions)	17.02	9.25	7.77	84.00
Ratio of Internet transactions to total Bank transactions	37.81	30.88	6.93	22.44
broker ebankinter				
Users	199,969	99,793	100,176	100.38
Number of pages visited per month (millions)	10.65	18.01	-7.36	-40.87
Number of transactions	60,651	54,986	5,665	10.30
Ratio of Internet transactions to total Bank transactions	85.42	83.00	2.42	2.92
edepósitos (millions of €)	59.33	19.73	39.60	200.71
ehipotecas				
Ratio of *ehipotecas* to total Bank	19.1	27.6	-8.5	-30.80
New *ehipotecas*	420	640	-220	-34.38





5.Transactions by Channel

NUMBER OF BANK'S TOTAL TRANSACTIONS



360
330
300
270
240
210
180
Millions of transactions
3rdQ 99
3rdQ 00
3rdQ 01

BREAKDOWN OF TRANSACTIONS BY DISTRIBUTION CHANNEL



Internet
Telephone Banking
Interactive Banking
Cards
Branch Network

6.Balance Sheet

Thousands of €	09/30/2001	09/30/2000	Variation Amount	%
Cash on hand and on deposit at central banks	141,961	109,076	32,885	30.15
Government debt securities	1,933,822	352,522	1,581,300	448.57
Due from banks	2,709,833	3,820,008	-1,110,175	-29.06
Credit facilities and loans	15,772,849	12,842,684	2,930,165	22.82
Fixed-income securities	748,926	879,302	-130,376	-14.83
Equity securities	163,724	129,375	34,349	26.55
Premises and equipment and intangibles	163,983	151,810	12,173	8.02
Treasury stock	16,376	16,918	-542	-3.20
Other assets	601,231	691,421	-90,190	-13.04
Accrual accounts	150,062	94,946	55,116	58.05
Losses at consolidated companies	24,229	21,007	3,222	15.34
Assets	**22,426,996**	**19,109,069**	**3,317,927**	**17.36**
Due to banks	3,718,775	2,692,022	1,026,753	38.14
Customer deposits	13,835,605	12,811,633	1,023,972	7.99
Marketable debt securities	2,491,162	1,265,997	1,225,165	96.77
Other liabilities	549,863	630,159	-80,296	-12.74
Accrual accounts	353,467	300,539	52,928	17.61
General risk allowance and other	175,623	154,451	21,172	13.71
Consolidated income	78,715	75,474	3,241	4.29
Subordinated liabilities	197,767	197,767	-	-
Minority interests	269,519	269,519	-	-
Paid-in capital	112,863	111,663	1,200	1.07
Reserves	592,239	556,591	35,648	6.40
Reserves at consolidated companies	51,398	43,254	8,144	18.83
Liabilities and shareholders' equity	**22,426,996**	**19,109,069**	**3,317,927**	**17.36**



7.Comparative Income Statements

Thousands of €	As of September 30th 2001		2000		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**21,685,178**	**100**	**17,556,351**	**100**	**4,128,827**	**23.52**
Interest and similar revenues	841,646	5.19	591,991	4.50	249,655	42.17
of which: fixed-income securities	95,284	0.59	51,410	0.39	43,874	85.34
Interest and similar expenses	575,395	3.55	391,962	2.98	183,433	46.80
Equities portfolio revenues	1,223	0.01	1,373	0.01	-150	-10.92
Net interest income	**267,474**	**1.65**	**201,402**	**1.53**	**66,072**	**32.81**
Fees and commissions, net	93,989	0.58	105,852	0.81	-11,863	-11.21
Basic income	**361,463**	**2.23**	**307,254**	**2.34**	**54,209**	**17.64**
Revenue from financial transactions	46,523	0.29	51,964	0.39	-5,441	-10.47
Total net ordinary revenue	**407,986**	**2.52**	**359,218**	**2.73**	**48,768**	**13.58**
General administrative expenses	211,603	1.31	196,189	1.49	15,414	7.86
a) Personnel expenses	111,774	0.69	97,613	0.74	14,161	14.51
b) Other administrative expenses	99,829	0.62	98,576	0.75	1,253	1.27
Depreciation and write-down of tangible and intangible assets	17,439	0.11	16,836	0.13	603	3.58
Other operating items	2,927	0.02	4,607	0.04	-1,680	-36.47
Net operating income	**181,871**	**1.12**	**150,800**	**1.15**	**31,071**	**20.60**
Gains (losses) on companies carried by the equity method	9,467	0.06	7,322	0.06	2,145	29.30
Amortization of goodwill in consolidation	1,167	0.01	586	0.00	581	99.15
Gains (losses) on Group transactions	4,495	0.03	9,812	0.07	-5,317	-54.19
Write-offs and provisions for loan losses	54,266	0.33	27,094	0.21	27,172	100.29
of which: New Bank of Spain Circular	29,173	0.18	13,859	0.11	15,314	110.49
Write-down of long-term financial investments	1,554	0.01	2,133	0.02	-579	-27.14
Extraordinary income	-15,970	-0.10	-21,820	-0.17	5,850	26.81
Income before taxes	**122,876**	**0.76**	**116,301**	**0.88**	**6,575**	**5.65**
Corporate income tax	44,161	0.27	40,827	0.31	3,334	8.17
Net consolidated income	**78,715**	**0.49**	**75,474**	**0.57**	**3,241**	**4.29**
Income (loss) attributed to minority	7,311	0.05	8,005	0.06	-694	-8.67
Income (loss) attributed to the Group	**71,404**	**0.44**	**67,469**	**0.51**	**3,935**	**5.83**
Income (loss) attributed to the Group ex-New BOS provisions	**90,092**	**0.56**	**76,464**	**0.58**	**13,629**	**17.82**

8.Quarterly Statements of Income

	2001					2000	
		Variation					
Thousands of €	3rdQ	3Q01/3Q00	3Q01/2Q01	2ndQ	1stQ	4thQ	3rdQ
Interest and similar revenues	280,828	22.57%	-1.53%	285,192	275,626	263,444	229,109
of which: fixed-income securities	30,742	76.10%	-5.25%	32,447	32,095	18,070	17,457
Interest and similar expenses	188,947	19.59%	-3.06%	194,920	191,528	182,451	157,996
Equities portfolio revenues	374	-58.02%	-49.87%	746	103	161	891
Net interest income	**92,255**	**28.12%**	**1.36%**	**91,018**	**84,201**	**81,154**	**72,004**
Fees and commissions, net	29,187	-11.03%	-6.37%	31,173	33,629	36,251	32,804
Basic income	**121,442**	**15.87%**	**-0.61%**	**122,191**	**117,830**	**117,405**	**104,808**
Revenue from financial transactions	13,552	-29.35%	-20.46%	17,039	15,932	12,128	19,182
Total net ordinary revenue	**134,994**	**8.87%**	**-3.04%**	**139,230**	**133,762**	**129,533**	**123,990**
General administrative expenses	70,153	6.46%	-6.77%	75,244	66,206	75,818	65,898
a) Personnel expenses	38,618	17.35%	3.06%	37,471	35,685	36,403	32,909
b) Other administrative expenses	31,535	-4.41%	-16.51%	37,773	30,521	39,415	32,989
Depreciation and write-down of tangible and intangible assets	5,831	-2.74%	-0.93%	5,886	5,722	6,025	5,995
Other operating items	599	-60.88%	-42.73%	1,046	1,282	1,745	1,531
Net operating income	**59,609**	**11.15%**	**0.78%**	**59,146**	**63,116**	**49,435**	**53,628**
Gains (losses) on companies carried by the equity method	5,725	122.24%	107.58%	2,758	984	3,215	2,576
Amortization of goodwill in consolidation	549	160.19%	75.96%	312	306	293	211
Gains (losses) on Group transactions	-707	29.01%	-378.35%	254	4,948	-665	-548
Write-offs and provisions for loan losses	18,201	43.31%	-3.78%	18,916	17,149	19,315	12,700
of which: New Bank of Spain Circular	9,935	-28.32%	8.18%	9,183	10,055	11,161	13,859
Write-down of long-term financial investments	363	-	11.01%	327	864	-64	0
Extraordinary income	-6,006	-36.57%	43.27%	-4,192	-5,772	3,746	-9,468
Income before taxes	**39,508**	**18.72%**	**2.86%**	**38,411**	**44,957**	**36,187**	**33,277**
Corporate income tax	14,513	27.63%	2.45%	14,166	15,482	12,692	11,371
Net consolidated income	**24,995**	**14.10%**	**3.09%**	**24,245**	**29,475**	**23,495**	**21,906**
Income (loss) attributed to minority	2,082	-28.28%	-20.93%	2,633	2,596	2,002	2,903
Income (loss) attributed to the Group	**22,913**	**20.58%**	**6.02%**	**21,612**	**26,879**	**21,493**	**19,003**


Directorio
KM O
KILOMETRO 0
Especialidades
Solicita información y llévatelo

9.Fees

Thousands of €	09/30/2001	09/30/2000	Variation Amount	Variation %
FEES PAID				
Fees ceded to other entities and corresp.	16,030	15,531	499	3.21
Fees ceded to agents, virtual banking	24,760	19,735	5,025	25.46
Total fees paid	**40,790**	**35,266**	**5,524**	**15.66**
FEES RECEIVED				
Guarantees and L/C	9,691	8,656	1,035	11.96
Foreign exchange	5,687	6,279	-592	-9.43
Collections and payments	35,318	31,772	3,546	11.16
Trade notes and drafts	10,436	10,226	210	2.05
Demand deposits	3,140	2,829	311	10.99
Credit and debit cards	17,402	15,028	2,374	15.80
Checks	1,371	957	414	43.26
Payment orders	2,969	2,732	237	8.67
Securities services	19,821	23,207	-3,386	-14.59
Securities underwriting and placement	246	73	173	236.99
Securities purchases and sales	8,414	8,733	-319	-3.65
Administration and custody	11,161	14,401	-3,240	-22.50
Marketing of nonbank financial products	49,621	60,275	-10,654	-17.68
Of which: mutual fund mgt. fees	45,749	55,747	-9,998	-17.93
Other fees	14,641	10,929	3,712	33.96
Total fees received	**134,779**	**141,118**	**-6,339**	**-4.49**
FEES & COMMISSIONS, NET	**93,989**	**105,852**	**-11,863**	**-11.21**

10.Analysis of Credit Risk

Thousands of €	09/30/2001	09/30/2000	Variation Amount	Variation %
Risk exposure	18,439,523	14,628,883	3,810,640	26.05
Total nonperforming balances	54,152	52,136	2,016	3.87
Total allowances	206,550	147,203	59,347	40.32
Mandatory allowances	205,194	147,110	58,084	39.48
Specific	33,081	34,185	-1,104	-3.23
General	172,113	112,925	59,188	52.41
Nonperforming loans/total risk exposure (%)	0.29	0.36	-0.06	-17.60
Recorded allowance/nonperforming loans (%)	381.43	282.34	99.08	35.09
Recorded allowance/unsecured nonperforming loans (%)	420.91	319.91	100.99	31.57





11.Shareholders' Equity

Thousands of €	09/30/2001	09/30/2000	Variation Amount	Variation %
Paid-in capital and reserves	732,271	690,501	41,770	6.05
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-16,376	-16,918	542	-3.20
Intangible assets	0	-5	5	-100.00
Core capital	**963,189**	**920,872**	**42,317**	**4.60**
Revaluation reserve	22,225	22,225	-	-
General allowances	39,690	35,785	3,905	10.91
Subordinated debt financing	197,767	197,767	-	-
Recorded general loan loss allowance	175,885	112,936	62,949	55.74
Supplementary capital	**435,567**	**368,713**	**66,854**	**18.13**
Total	**1,398,756**	**1,289,585**	**109,171**	**8.47**
Risk-weighted assets	12,489,642	11,220,000	1,269,642	11.32
Tier I capital (%)	7.71	8.21	-0.50	-6.04
Tier II capital (%)	3.49	3.29	0.20	6.12
BIS ratio (%)	11.20	11.49	-0.29	-2.56
Excess	399,585	383,120	16,465	4.30

12.People

Number of employees (*)	2,982
Average length of service of employees (in years)	10.55
Average age (in years)	36.39
Diversity in terms of men-women (%)	55.77 / 44.23
Employees who telework (%)	57.67
Internal job rotation (%)	22.56
External turnover (%)	5.58
Employees with university degrees and postgraduate studies (%)	62.88
Employees linking up to the Internet daily via the Bank's platform (%)	91.31

(*) Full-time equivalent



ebankinter

Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM

www.ebankinter.com




FINANCIAL SUMMARY
www.ebankinter.com



1.Financial Highlights

Thousands of €	06/30/2001	06/30/2000	%	06/30/01 Million US$ (1)
Total assets	21,877,810	18,228,853	20.02	18,552.38
Credit facilities and loans	15,181,495	12,005,104	26.46	12,873.91
Customer funds	16,328,517	13,072,351	24.91	13,846.58
Other managed funds	6,924,132	7,797,810	-11.20	5,871.66
Basic income	240,021	202,446	18.56	203.54
Income before taxes	83,368	83,024	0.41	70.70
Net income attributed to the Group	48,491	48,466	0.05	41.12
BIS ratio	11.09	11.80	-6.01	
Tier I capital	7.72	8.50	-9.14	
Efficiency ratio	51.81%	55.39%	-6.46	
ROE	14.31%	14.54%	-1.58	
ROA	0.46%	0.58%	-20.69	
Number of branches	278	276	0.72	
Number of employees (full-time equivalent)	2,948	2,722	8.30	
Number of agents	1,446	1,161	24.55	
Number of virtual branches	382	329	16.11	
Number of customers ebankinter.com	347,512	196,310	77.02	
Number of log-ins ebankinter.com	1,549,025	1,164,546	33.02	
Number of Internet transactions (millions)	15.35	10.26	49.61	
Ratio of Internet transactions to total Bank transactions (%)	36.97	29.81	24.02	

(1) 1 US$ = 196.210 pesetas
1€ = 0.8480US$

2.Quality of Service

2

BY SEGMENTS


ISN
80
79
78
77
Jun 00
Jul
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 01
Private Banking
Individuals
Small Businesses
Corporate Banking

BY DISTRIBUTION CHANNEL


ISN
83
82
81
80
79
78
77
Jun 00
Jul
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 01
Internet Office
Branch Network
Telephone Banking Office
Virtual Banking
Agent Network

BY RELATIONSHIP CHANNEL


ISN
82
80
78
76
74
Jun 00
Jul
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 01
broker ebankinter
ebankinter.com
Interactive Banking
Telephone Banking

ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

3.Creation of Shareholder Value

BANKINTER'S MARKET CAPITALIZATION TREND


4,000
3,000
2,000
1,000
Millions of €
87
89
91
93
95
97
99
2nd Q 01

NPVFP* BY CUSTOMER SEGMENTS


Individuals
Small Businesses
Private Banking
Corporate Banking
PFS

(*) NPVFP: Net Present Value of Future Profits

Period per share data (€)	
Earnings per share	0.65
Dividend per share	0.45
Book value per share	10.67

Stock market ratios	
Price/Book value (time)	3.70
PER (price/earnings, time)	29.65

4.ebankinter.com

	06/30/2001	06/30/2000	Variation Amount	Variation %
Bankinter as ISP				
Number of customers on the Internet	191,571	160,814	30,757	19.13
KmO.com				
Number of pages visited per month (millions)	0.90	1.09	-0.19	-17.43
ebankinter.com				
Users	347,512	196,310	151,202	77.02
Number of log-ins	1,549,025	1,164,546	384,479	33.02
Number of Internet transactions (millions)	15.35	10.26	5.09	49.61
Ratio of Internet transactions to total Bank transactions	36.97	29.81	7.16	24.02
broker ebankinter				
Users	183,793	75,207	108,586	144.38
Number of pages visited per month (millions)	7.98	9.50	-1.52	-16.00
Number of transactions	46,737	40,787	5,950	14.59
Ratio of Internet transactions to total Bank transactions	84.00	80.29	3.71	4.62
edepósitos (millions of €)	50.07	12.39	37.68	304.22
ehipotecas				
Ratio of *ehipotecas* to total Bank	26.2	17.6	8.6	48.86
New *ehipotecas*	900	575	325	56.52



5.Transactions by Channel



NUMBER OF BANK'S TOTAL TRANSACTIONS


235
205
175
145
115
85
55
Millions of transactions
2nd Q 99
2nd Q 00
2nd Q 01

BREAKDOWN OF TRANSACTIONS BY DISTRIBUTION CHANNEL


Internet
Telephone Banking
Interactive Banking
Cards
Branch Network

6.Balance Sheet

Thousands of €	06/30/2001	06/30/02000	Variation Amount	Variation %
Cash on hand and on deposit at central banks	158,630	189,768	-31,138	-16.41
Government debt securities	1,856,105	534,892	1,321,213	247.01
Due from banks	2,702,851	3,583,794	-880,943	-24.58
Credit facilities and loans	15,181,495	12,005,104	3,176,391	26.46
Fixed-income securities	788,418	921,457	-133,039	-14.44
Equity securities	147,400	133,747	13,653	10.21
Premises and equipment and intangibles	149,593	155,300	-5,707	-3.67
Treasury stock	15,427	15,777	-350	-2.22
Other assets	698,617	579,196	119,421	20.62
Accrual accounts	155,086	88,735	66,351	74.77
Losses at consolidated companies	24,188	21,083	3,105	14.73
Assets	**21,877,810**	**18,228,853**	**3,648,957**	**20.02**
Due to banks	3,158,327	2,885,719	272,608	9.45
Customer deposits	14,203,709	11,591,584	2,612,125	22.53
Marketable debt securities	2,124,808	1,480,767	644,041	43.49
Other liabilities	641,816	658,981	-17,165	-2.60
Accrual accounts	308,948	237,859	71,089	29.89
General risk allowance and other	164,361	141,839	22,522	15.88
Consolidated income	53,720	53,570	150	0.28
Subordinated liabilities	197,767	197,767	-	-
Minority interests	269,519	269,519	-	-
Paid-in capital	112,863	111,663	1,200	1.07
Reserves	594,391	556,551	37,840	6.80
Reserves at consolidated companies	47,581	43,034	4,547	10.57
Liabilities and shareholders' equity	**21,877,810**	**18,228,853**	**3,648,957**	**20.02**



7. Comparative Income Statements

Thousands of €	As of June 30th 2001		2000		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**21,360,812**	**100**	**16,913,058**	**100**	**4,447,754**	**26.30**
Interest and similar revenues	560,818	5.29	362,882	4.31	197,936	54.55
of which: fixed-income securities	64,542	0.61	33,953	0.40	30,589	90.09
Interest and similar expenses	386,448	3.65	233,966	2.78	152,482	65.17
Equities portfolio revenues	849	0.01	482	0.01	367	76.14
Net interest income	**175,219**	**1.65**	**129,398**	**1.54**	**45,821**	**35.41**
Fees and commissions, net	64,802	0.62	73,048	0.87	-8,246	-11.29
Basic income	**240,021**	**2.27**	**202,446**	**2.41**	**37,575**	**18.56**
Revenue from financial transactions	32,971	0.31	32,782	0.39	189	0.58
Total net ordinary revenue	**272,992**	**2.58**	**235,228**	**2.80**	**37,764**	**16.05**
General administrative expenses	141,450	1.34	130,291	1.55	11,159	8.56
a) Personnel expenses	73,156	0.69	64,704	0.77	8,452	13.06
b) Other administrative expenses	68,294	0.64	65,587	0.78	2,707	4.13
Depreciation and write-down of tangible and intangible assets	11,608	0.11	10,841	0.13	767	7.07
Other operating items	2,328	0.02	3,076	0.04	-748	-24.32
Net operating income	**122,262**	**1.15**	**97,172**	**1.16**	**25,090**	**25.82**
Gains (losses) on companies carried by the equity method	3,742	0.04	4,746	0.06	-1,004	-21.15
Amortization of goodwill in consolidation	618	0.01	375	0.00	243	64.80
Gains (losses) on Group transactions	5,202	0.05	10,360	0.12	-5,158	-49.79
Write-offs and provisions for loan losses	36,065	0.34	14,394	0.17	21,671	150.56
of which: New Bank of Spain Circular	19,238	0.18	-	-	19,238	-
Write-down of long-term financial investments	1,191	0.01	2,133	0.03	-942	-44.16
Extraordinary income	-9,964	-0.09	-12,352	-0.15	2,388	19.33
Income before taxes	**83,368**	**0.79**	**83,024**	**0.99**	**344**	**0.41**
Corporate income tax	29,648	0.28	29,456	0.35	192	0.65
Net consolidated income	**53,720**	**0.51**	**53,568**	**0.64**	**152**	**0.28**
Income (loss) attributed to minority	5,229	0.05	5,102	0.06	127	2.49
Income (loss) attributed to the Group	**48,491**	**0.46**	**48,466**	**0.58**	**25**	**0.05**
Income (loss) attributed to the Group ex-New BOS provisions	**60,888**	**0.57**	**48,466**	**0.58**	**12,422**	**25.63**

8. Quarterly Statements of Income

	2001				2000		
		Variation					
Thousands of €	2nd Q	2Q01/2Q00	2Q01/1Q01	1st Q	4th Q	3rd Q	2nd Q
Interest and similar revenues	285,192	45.53%	3.47%	275,626	263,444	229,109	195,964
of which: fixed-income securities	32,447	84.69%	1.10%	32,095	18,070	17,457	17,568
Interest and similar expenses	194,920	50.19%	1.77%	191,528	182,451	157,996	129,783
Equities portfolio revenues	746	163.60%	624.27%	103	161	891	283
Net interest income	**91,018**	**36.94%**	**8.10%**	**84,201**	**81,154**	**72,004**	**66,464**
Fees and commissions, net	31,173	-12.52%	-7.30%	33,629	36,251	32,804	35,635
Basic income	**122,191**	**19.68%**	**3.70%**	**117,830**	**117,405**	**104,808**	**102,099**
Revenue from financial transactions	17,039	19.65%	6.95%	15,932	12,128	19,182	14,241
Total net ordinary revenue	**139,230**	**19.68%**	**4.09%**	**133,762**	**129,533**	**123,990**	**116,340**
General administrative expenses	75,244	7.58%	13.65%	66,206	75,818	65,898	69,942
a) Personnel expenses	37,471	11.06%	5.00%	35,685	36,403	32,909	33,739
b) Other administrative expenses	37,773	4.34%	23.76%	30,521	39,415	32,989	36,203
Depreciation and write-down of tangible and intangible assets	5,886	4.32%	2.87%	5,722	6,025	5,995	5,642
Other operating items	1,046	-26.39%	-18.41%	1,282	1,745	1,531	1,421
Net operating income	**59,146**	**40.23%**	**-6.29%**	**63,116**	**49,435**	**53,628**	**42,177**
Gains (losses) on companies carried by the equity method	2,758	34.34%	180.28%	984	3,215	2,576	2,053
Amortization of goodwill in consolidation	312	-16.80%	1.96%	306	293	211	375
Gains (losses) on Group transactions	254	-96.83%	-94.87%	4,948	-665	-548	8,017
Write-offs and provisions for loan losses	18,916	115.52%	10.30%	17,149	19,315	12,700	8,777
of which: New Bank of Spain Circular	9,183	-	-8.67%	10,055	11,161	13,859	-
Write-down of long-term financial investments	327	-84.67%	-62.15%	864	-64	-	2,133
Extraordinary income	-4,192	-47.62%	-27.37%	-5,772	3,746	-9,468	-8,003
Income before taxes	**38,411**	**16.54%**	**-14.56%**	**44,957**	**36,187**	**33,277**	**32,959**
Corporate income tax	14,166	15.03%	-8.50%	15,482	12,692	11,371	12,315
Net consolidated income	**24,245**	**17.44%**	**-17.74%**	**29,475**	**23,495**	**21,906**	**20,644**
Income (loss) attributed to minority	2,633	5.07%	1.43%	2,596	2,002	2,903	2,506
Income (loss) attributed to the Group	**21,612**	**19.15%**	**-19.60%**	**26,879**	**21,493**	**19,003**	**18,138**
Income (loss) attributed to the Group ex-New BOS provisions	**27,530**	**51.78%**	**-17.75%**	**33,471**	**28,736**	**27,998**	**18,138**



9.Fees

Thousands of €	06/30/2001	06/30/2000	Variation Amount	Variation %
FEES PAID				
Fees ceded to other entities and corresp.	10,618	10,272	346	3.37
Fees ceded to agents, virtual banking	16,145	12,771	3,374	26.42
Total fees paid	**26,763**	**23,043**	**3,720**	**16.14**
FEES RECEIVED				
Guarantees and L/C	6,548	5,736	812	14.16
Foreign exchange	3,795	4,279	-484	-11.31
Collections and payments	23,533	20,890	2,643	12.65
Trade notes and drafts	7,078	6,870	208	3.03
Demand deposits	2,066	1,911	155	8.11
Credit and debit cards	11,391	9,691	1,700	17.54
Checks	962	611	351	57.45
Payment orders	2,036	1,807	229	12.67
Securities services	14,566	15,285	-719	-4.70
Securities underwriting and placement	236	46	190	413.04
Securities purchases and sales	6,474	6,364	110	1.73
Administration and custody	7,856	8,875	-1,019	-11.48
Marketing of nonbank financial products	33,625	41,232	-7,607	-18.45
Of which: mutual fund mgt. fees	31,166	38,497	-7,331	-19.04
Other fees	9,498	8,669	829	9.56
Total fees received	**91,565**	**96,091**	**-4,526**	**-4.71**
FEES & COMMISSIONS, NET	**64,802**	**73,048**	**-8,246**	**-11.29**

10.Analysis of Credit Risk

Thousands of €	06/30/2001	06/30/2000	Variation Amount	%
Risk exposure	17,838,913	13,823,812	4,015,101	29.04
Total nonperforming balances	51,503	50,467	1,036	2.05
Total allowances	190,026	137,597	52,429	38.10
Mandatory allowances	189,273	137,382	51,891	37.77
Specific	31,849	34,792	-2,943	-8.46
General	157,424	102,590	54,834	53.45
Nonperforming loans/total risk exposure (%)	0.29	0.37	-0.08	-20.92
Recorded allowance/nonperforming loans (%)	368.96	272.65	96.31	35.33
Recorded allowance/unsecured nonperforming loans (%)	474.74	316.58	158.17	49.96



11.Shareholders' Equity

Thousands of €	06/30/2001	06/30/2000	Variation Amount	Variation %
Paid-in capital and reserves	730,647	690,165	40,482	5.87
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-15,427	-15,777	350	-2.22
Intangible assets	-5	-6	1	-16.67
Core capital	**962,509**	**921,676**	**40,833**	**4.43**
Revaluation reserve	22,225	22,225	-	-
General allowances	39,690	35,785	3,905	10.91
Subordinated debt financing	197,767	197,767	-	-
Recorded general loan loss allowance	160,845	102,719	58,126	56.59
Supplementary capital	**420,527**	**358,496**	**62,031**	**17.30**
Total	**1,383,036**	**1,280,172**	**102,864**	**8.04**
Risk-weighted assets	12,467,824	10,847,408	1,620,416	14.94
Tier I capital (%)	7.72	8.50	-0.78	-9.14
Tier II capital (%)	3.37	3.30	0.07	2.06
BIS ratio (%)	11.09	11.80	-0.71	-6.01
Excess	385,610	392,964	-7,354	-1.87

12.People

Number of employees (*)	2,948
Average length of service of employees (in years)	10.49
Average age (in years)	36.30
Diversity in terms of men-women (%)	55.84 / 44.16
Employees who telework (%)	56.75
Internal job rotation (%)	26.24
External turnover (%)	6.18
Employees with university degrees and postgraduate studies (%)	62.28
Employees linking up to the Internet daily via the Bank's platform (%)	87.98

(*) Full-time equivalent



ebankinter

Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM

www.ebankinter.com



02 MAR 19 AM 8:51

Madrid, january 2002

Dear Shareholder:

At Bankinter 2001 was a year of consolidation and reaffirmation of the strategic initiative undertaken in 2000. The Bankinter Group's attributed net income for the year ended December 31, 2001, amounted to €98.37 million, up 10.57% on 2000. The earnings per share of €1.33 represented an increase of 10.83% with respect to 2000.

The actual income of our Group, i.e. excluding certain extraordinary provisions (which are apparent as reserves) and the effect of the so-called statistical allowance (which our lack of nonperforming loans would make unnecessary to record if it were not compulsory), is much higher than the amount shown in the accounting records. Pretax income rose by 12.61% disregarding the effect of the provisions mentioned below and by 21.82% excluding the effect of the statistical credit loss allowance.

Bankinter's 2001 income statement also reflects the excellent progress of the business, as shown by analysis of the growth in the main business margins: net interest margin of 30.22%, basic margin of 16.81%, ordinary margin of 13.16% and operating margin of 16.72%.

The income from customer business for the year ended December 31 amounted to €208.97 million, up 19.18% on 2000, evidencing the strength of the Bank's model and the source and quality of its earnings. Bankinter's income statement is based fundamentally on ordinary, recurring revenue, which makes us largely immune to the fluctuating fortunes of industrial risks, securities portfolios and so-called country-risk.

The customer funds of €15,172 million as of December 31, 2001, were 19.88% higher than at 2000 year-end. The Bank's credit facilities and loans of €14,691 million were up 15.24% with respect to the 2000 figure; this increase is 5.93% if the effect of the mortgage securitization performed in the year is taken into account. In 2000 Bankinter rightly decided to carry out the largest euro-denominated mortgage securitization transaction in Europe aimed at customers, to strengthen its liquidity and equity situation without having to resort to the market.

The Bank's operating costs were affected by the new provisions for personnel expenses required for Convertible Debenture Issue I for employees, which amounted to €2.33 million and were recorded with a credit to reserves, and by the €10.9 million repayment of Convertible Debenture Issue III, the balancing entry of which is a credit for the same amount to extraordinary income.

Without these extraordinary provisions for personnel expenses, the increase in operating costs would have been 5.56% instead of 10.36%. In any event, the Bank reaffirms its decision to transform its employees into shareholders, thus assuring the Bank's future and fomenting innovation and value creation. On completion of the current issues, Bankinter's employees will hold 11% of the capital stock, a much higher percentage than is held by the employees of other banks and listed companies in general.

The nonperforming loans balance of €54.45 million was equivalent to 0.29% of the Bank's credit facilities and loans, one of the lowest ratios of all European banks. Also, it should be taken into account that Bankinter's lending activity is completely focused on the Spanish market, where it concentrates on mortgage loans, so it is isolated from the problems that are arising in other markets. Loan loss provisions increased by 35.82% with respect to 2000, as a result of strong lending growth and of the statistical allowance, the impact of which on 2001 income was €34.78 million.

The loan loss coverage ratio reached an all-time high of 399.23% (447.17% excluding loans secured by mortgage guarantees).

The excess in the Bank's loan provisions is clearly apparent from the fact that the total general-purpose provisions plus the statistical credit loss allowance amount to 47.1% of pretax income for the year, an unquestionably excessive percentage which is much higher than those of the largest banks and of the industry in general. It should be noted that this percentage does not include specific provisions, which are those recorded to cover actual nonperforming loans, but rather only the general-purpose provisions intended to cover potential or theoretical future risks, with the resultant overprovisioning mentioned in the previous paragraph.

In 2001 Bankinter maintained its strategy of continued high investment in systems and technology. Its 2001 investments in the Internet area accounted for 12.5% of operating costs compared with 20.8% in 2000, as a result of the decrease in marketing expenses.

Bankinter consolidated its strategy as a multichannel bank in 2001, which was made possible thanks to its cutting-edge integrated technological platform. In 2001 the Bank faced such major new challenges as the launch of Banca Privada Bankinter (a specialized network of 17 centers throughout Spain) and the consolidation of ebankinter.com, which is key in the Bank's growth.

The Internet Branch is now earning a profit and ebankinter.com has consolidated itself as an active channel that drives typical business, with more than 376,750 customers who make more than 18 million transactions each month, accounting for 43% of the Bank's total.

Not only is the Internet the main channel in terms of the number of transactions, but it is also the main customer entry point into the Bank, attracting 49% of total new customers. Also, it has become our customers' main means of communication with us. Thus 48% of customers' contacts with the Bank are through the Net, 84% of securities purchases and sales are carried out through our on-line broker and 14% of the Bank's mortgage transactions are requested, authorized and managed through the Internet.

The Bank's Internet success has also favored our other business areas, where income has grown notably: Individuals (69.05%), Corporate Banking (13.42%) and SMEs (6.56%). This growth also brought increases in business variables as important as new customers (8%), products sold (13%), payments and collections volume (24%) and number of transactions (29%).

Bankinter distributed the third 2001 interim dividend of €0.2206 per share on January 5, 2002. The fourth and final 2001 dividend is scheduled for early April.

In short, 2001 brought highly positive results in terms of growth, commercial action, integrated management of distribution channels, high provisioning ratios, progress in the Bank's transformation process and recovery of profitability. And all this was achieved despite the special regulatory requirements for extraordinary or redundant provisions to which Bankinter had to conform, which dissipated the reality of the earnings performance achieved.

We consider that these data meet the objectives set for 2001 and we reaffirm out commitment to the strategy of stable value creation for shareholders through our own business model, the solvency and soundness of our balance sheet and the consistency of our earnings.

Thank you once again for your confidence in us.

Very truly yours,

Jaime Botín
Chairman

#10

FINANCIAL HIGHLIGHTS

Thousands of Euros	12/31/2001	12/31/2000	Variation Amount	%
Total assets	21,444,150	19,118,582	2,325,568	12.16
Credit facilities and loans	14,690,756	13,867,834	822,922	5.93
Customer funds	15,171,606	12,655,850	2,515,756	19.88
Off-balance sheet managed funds	7,105,342	7,198,088	-92,746	-1.29
Basic income	496,050	424,659	71,391	16.81
Income before taxes	167,872	152,488	15,384	10.09
BIS Ratio (Tier I)	8.21	8.29	-0.08	-0.95
Efficiency ratio	55.08%	55.65%	-0.57%	-1.02
ROE	14.30%	13.40%	0.90%	6.72
ROA	0.45%	0.49%	-0.04%	-8.16
Number of branches	282	276	6	2.17
Number of employees (full time equivalent)	2,964	2,919	45	1.54

BALANCE SHEET

Thousand of Euros	12/31/2001	12/31/2000	Variation Amount	%
Cash on hand and on deposit at central banks	283,167	134,533	148,634	110.48
Government debt securities	2,030,414	1,198,342	832,072	69.44
Due from banks	2,523,156	2,037,579	485,577	23.83
Credit facilities and loans	14,690,756	13,867,834	822,922	5.93
Fixed-income securities	726,039	835,540	-109,501	-13.11
Equity securities	187,814	116,402	71,412	61.35
Premises and equipment and intangibles	161,308	153,086	8,222	5.37
Treasury stock	15,091	16,117	-1,026	-6.37
Other assets	663,063	632,348	30,715	4.86
Accrual accounts	139,548	105,791	33,757	31.91
Losses at consolidated companies	23,794	21,010	2,784	13.25
Assets	**21,444,150**	**19,118,582**	**2,325,568**	**12.16**
Due to banks	3,843,878	4,217,718	-373,840	-8.86
Customer deposits	12,587,644	11,021,564	1,566,080	14.21
Marketable debt securities	2,583,962	1,634,286	949,676	58.11
Other liabilities	638,433	540,654	97,779	18.09
Accrual accounts	268,659	269,646	-987	-0.37
General risk allowance and other	188,411	156,682	31,729	20.25
Consolidated income	108,613	98,969	9,644	9.74
Subordinated liabilities	197,767	197,767	-	-
Minority Interest	269,519	269,519	-	-
Paid-in capital	112,863	111,663	1,200	1.07
Reserves	592,279	556,638	35,641	6.40
Reserves at consolidated companies	52,122	43,476	8,646	19.89
Liabilities and Shareholders equity	**21,444,150**	**19,118,582**	**2,325,568**	**12.16**

YIELDS AND COSTS

	As of December			
	2001		2000	
[%]	Distribution	Rate	Distribution	Rate
Cash on hand and on deposit at C. banks	1.01	3.34	1.13	2.64
Government debt securities	8.92	4.70	3.00	4.95
Due from banks	12.67	5.79	17.07	5.93
Credit facilities and loans	67.52	5.47	67.00	4.93
Fixed-income securities	3.61	4.97	5.03	4.68
Equity securities	0.71	0.85	0.70	1.21
Average earning assets	**94.44**	**5.36**	**93.93**	**5.04**
Premises and equip. and intangibles	0.72		0.81	
Other assets	4.84		5.26	
Average total assets	**100.00**	**5.07**	**100.00**	**4.74**
Due to banks	16.91	4.99	14.69	4.23
Customer deposits	61.32	3.38	63.27	3.35
Core deposits	46.45	3.13	47.96	3.20
Repos	14.87	4.17	15.31	3.83
Marketable debt securities	9.48	4.34	8	4.66
Subordinated liabilities	0.91	5.65	1.09	5.69
Average interest-bearing funds	**88.62**	**3.81**	**87.05**	**3.65**
Other liabilities	7.88		8.88	
Equity	3.50		4.07	
Average total funds	**100.00**	**3.38**	**100.00**	**3.18**
Net interest income		**1.69**		**1.56**

CUSTOMER DEPOSITS				
			Variation	
Thousands of Euros	12/31/2001	12/31/2000	Amount	%
Deposits	12,587,644	11,021,564	1,566,080	14.21
Government entities	345,057	310,584	34,473	11.10
Residents	11,794,492	10,337,402	1,457,090	14.10
Current accounts	4,494,803	3,832,824	661,979	17.27
Savings accounts	125,599	76,236	49,363	64.75
Time deposits	3,321,360	3,035,263	286,097	9.43
Repos	3,852,730	3,393,079	459,651	13.55
Nonresidents	448,095	373,578	74,517	19.95
Marketable debt securities	2,583,962	1,634,286	949,676	58.11
Total	**15,171,606**	**12,655,850**	**2,515,756**	**19.88**

OFF-BALANCE SHEET FUNDS				
			Variation	
Thousand of Euros	12/31/2001	12/31/2000	Amount	%
Mutual Funds	5,248,094	5,250,239	-2,145	-0.04
Pension Funds	419,891	374,245	45,646	12.20
Commercial Paper	25,403	25,403	-	-
Treasury bonds to maturity	205,678	331,230	-125,551	-37.90
Asset Management	1,206,275	1,216,971	-10,696	-0.88
Total Off-balance sheet funds	**7,105,342**	**7,198,088**	**-92,746**	**-1.29**

CREDIT AND LOANS				
			Variation	
Thousand of Euros	12/31/2001	12/31/2000	Amount	%
Lending to goverment entities	21,223	42,437	-21,214	-49.99
Lending to residents	14,294,615	13,203,569	1,091,046	8.26
Comercial bills	1,153,246	1,127,899	25,347	2.25
Secured loans	9,466,322	8,594,011	872,311	10.15
Leasing	556,425	528,093	28,332	5.36
Other credit facilitiess	3,118,622	2,953,566	165,056	5.59
Lending to nonresident borrowers	511,848	714,982	-203,134	-28.41
Nonperforming loans	54,343	47,563	6,780	14.25
Subtotal	**14,882,029**	**14,008,551**	**873,478**	**6.24**
Loan loss allowance (-)	191,273	140,717	50,556	35.93
Total	**14,690,756**	**13,867,834**	**822,922**	**5.93**
Total Nonperformers	54,449	48,137	6,312	13.11
Recorded loan loss allowance	217,378	160,054	57,324	35.82
% Recorded allowance/Nonperforming loans	399.23	332.50	66.73	20.07
% Nonperforming loans/Total risk exposure	0.29	0.31	-0.02	-6.45

FEES EVOLUTION				
			Variation	
Thousand of Euros	**12/31/2001**	**12/31/2000**	**Amount**	**%**
Fees paid to Other Banks	22,209	21,240	969	4.56
Fees paid to agents, virtual banking	32,620	27,224	5,396	19.82
Total fees paid	**54,829**	**48,464**	**6,365**	**13.13**
Guarantee and L/C	12,858	11,603	1,255	10.82
Foreign Exchange	7,608	8,419	-811	-9.63
Payments Services	49,780	45,450	4,330	9.53
Commercial bills	14,273	13,870	403	2.91
Current accounts	4,145	3,863	282	7.30
Credit/Debit cards	25,439	22,600	2,839	12.56
Checks	1,819	1,360	459	33.75
Payment Orders	4,104	3,757	347	9.24
Equity Services	26,949	31,056	-4,107	-13.22
Underwritting & Mgt. Fees	283	110	173	157.27
Buy/sell Orders	11,430	11,338	92	0.81
Custody & Administration	15,236	19,608	-4,372	-22.30
Non-banking Financial Products	65,049	79,460	-14,411	-18.14
Of which: Mutual Funds Fees	59,860	72,458	-12,598	-17.39
Other fees	20,695	14,579	6,116	41.95
Total Fees Collected	**182,939**	**190,567**	**-7,628**	**-4.00**
Fees & Commissions, net	**128,110**	**142,103**	**-13,993**	**-9.85**

COMPARATIVE INCOME STATEMENTS

As of December 31st.

Thousands of Euros	2001 Amount	2001 % S/ATAs	2000 Amount	2000 % S/ATAs	Variation Amount	Variation %
Average total assets	**21,821,517**	**100**	**18,091,378**	**100**	**3,730,139**	**20.62**
Interest revenue	1,104,202	5.06	855,435	4.73	248,767	29.08
of which: fixed-income securities	130,659	0.60	69,480	0.38	61,179	88.05
Interest expense	737,574	3.38	574,413	3.18	163,161	28.40
Revenue from equity portfolio	1,312	0.01	1,534	0.01	-222	-14.47
Net interest revenue	**367,940**	**1.69**	**282,556**	**1.56**	**85,384**	**30.22**
Fees and commissions, net	128,110	0.58	142,103	0.79	-13,993	-9.85
Basic income	**496,050**	**2.27**	**424,659**	**2.35**	**71,391**	**16.81**
Revenue from financial transactions	56,998	0.26	64,092	0.35	-7,094	-11.07
Total net ordinary revenue	**553,048**	**2.53**	**488,751**	**2.70**	**64,297**	**13.16**
Operating expenses	304,622	1.39	276,016	1.53	28,606	10.36
a) Personnel	168,715	0.77	138,025	0.77	30,690	22.24
b) General and administrative	135,907	0.62	137,991	0.76	-2,084	-1.51
Depreciation and write-downs	23,162	0.11	22,861	0.13	301	1.32
Other operating items	3,769	0.02	6,352	0.04	-2,583	-40.66
Net operating income	**229,033**	**1.05**	**196,226**	**1.08**	**32,807**	**16.72**
Income of companies - equity method	15,997	0.07	10,537	0.06	5,460	51.82
Amortization of goodwill in consolidation	1,958	0.01	879	0.01	1,079	122.75
Income from group transactions	4,561	0.02	9,147	0.05	-4,586	-50.14
Write-offs and provisions for loan losses	68,597	0.31	46,409	0.26	22,188	47.81
of which: New Bank of Spain Circular	34,782	0.16	18,187	0.10	16,595	91.25
Write-down of long-term financial investments	6,159	0.03	2,069	0.01	4,090	197.68
Extraordinary income	-5,005	-0.02	-14,065	-0.08	9,060	64.42
Income before taxes	**167,872**	**0.77**	**152,488**	**0.84**	**15,384**	**10.09**
Corporate income tax	59,259	0.27	53,519	0.30	5,740	10.73
Net consolidated income	**108,613**	**0.50**	**98,969**	**0.55**	**9,644**	**9.74**
Minority interest	10,248	0.05	10,007	0.06	241	2.41
Net attributable income	**98,365**	**0.45**	**88,962**	**0.49**	**9,403**	**10.57**
Net attributable income ex-prov. BOS	**120,869**	**0.55**	**100,765**	**0.56**	**20,104**	**19.95**

QUARTERLY INCOME STATEMENT

Thousand of Euros	2001 4 th.Q	Variation 4Q01/4Q00	Variation 4Q01/3Q01	2001 3rd.Q	2001 2nd.Q	2001 1st.Q	2000 4 th.Q
Interest revenue	262,556	-0.34%	-6.51%	280,828	285,192	275,626	263,444
of which: fixed-income securities	35,375	95.77%	15.07%	30,742	32,447	32,095	18,070
Interest expense	162,179	-11.11%	-14.17%	188,947	194,920	191,528	182,451
Revenue from equity portfolio	89	-44.72%	-76.20%	374	746	103	161
Net interest revenue	**100,466**	**23.80%**	**8.90%**	**92,255**	**91,018**	**84,201**	**81,154**
Fees and commissions, net	34,121	-5.88%	16.90%	29,187	31,173	33,629	36,251
Basic income	**134,587**	**14.63%**	**10.82%**	**121,442**	**122,191**	**117,830**	**117,405**
Revenue from financial transactions	10,475	-13.63%	-22.71%	13,552	17,039	15,932	12,128
Total net ordinary revenue	**145,062**	**11.99%**	**7.46%**	**134,994**	**139,230**	**133,762**	**129,533**
Operating expenses	93,019	16.53%	32.59%	70,153	75,244	66,206	79,827
a) Personnel	56,941	40.90%	47.45%	38,618	37,471	35,685	40,412
b) General and administrative	36,078	-8.47%	14.41%	31,535	37,773	30,521	39,415
Depreciation and write-downs	5,723	-5.01%	-1.85%	5,831	5,886	5,722	6,025
Other operating items	842	-51.75%	40.57%	599	1,046	1,282	1,745
Net operating income	**47,162**	**3.82%**	**-20.88%**	**59,609**	**59,146**	**63,116**	**45,426**
Income of companies - equity method	6,530	103.11%	14.06%	5,725	2,758	984	3,215
Amortization of goodwill in consolidation	791	169.97%	44.08%	549	312	306	293
Income from group transactions	66	109.92%	109.34%	-707	254	4,948	-665
Write-offs and provisions for loan losses	14,331	-25.80%	-21.26%	18,201	18,916	17,149	19,315
of which: New Bank of Spain Circular	5,609	-39.70%	-43.54%	9,935	9,183	10,055	9,302
Write-down of long-term financial investments	4,605	7295.31%	1168.60%	363	327	864	-64
Extraordinary income	10,965	41.39%	282.57%	-6,006	-4,192	-5,772	7,755
Income before taxes	**44,996**	**24.34%**	**13.89%**	**39,508**	**38,411**	**44,957**	**36,187**
Corporate income tax	15,098	18.96%	4.03%	14,513	14,166	15,482	12,692
Net consolidated income	**29,898**	**27.25%**	**19.62%**	**24,995**	**24,245**	**29,475**	**23,495**
Minority interest	2,937	46.70%	41.07%	2,082	2,633	2,596	2,002
Net attributable income	**26,961**	**25.44%**	**17.67%**	**22,913**	**21,612**	**26,879**	**21,493**
Net attrib. income ex-prov. BoS	**30,777**	**7.10%**	**5.79%**	**29,091**	**27,530**	**33,471**	**28,736**

SHAREHOLDERS' EQUITY

Thousands of euros	12/31/2001	12/31/2000	Variation amount	%
Paid-in capital and reserves	769,661	725,445	44,216	6.1
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-15,091	-16,117	1,026	-6.37
Intangible assets	-13,455	-5	-13,450	269,002.00
Core capital	**988,409**	**956,617**	**31,792**	**3.32**
Revaluation reserve	22,225	22,225	-	-
General allowances	39,690	35,603	4,087	11.48
Subordinated liabilities	197,767	197,767	-	-
Recorded general loan loss allowance	184,173	128,869	55,304	42.91
Supplementary capital	**443,855**	**384,464**	**59,391**	**15.45**
Total Capital	**1,432,264**	**1,341,081**	**91,183**	**6.8**
Risk-weighted assets	12,034,770	11,536,617	498,153	4.32
Tier I (%)	8.21	8.29	-0.08	-0.95
Tier II (%)	3.69	3.33	0.36	10.67
BIS ratio (%)	11.90	11.62	0.28	2.38
Excess	469,482	418,152	51,330	12.28

BANKINTER SHARES

Number of shareholders	136327
Número of shares outstanding	75,241,850
Number of shares held by non-Spanish shareholders	28,540,065
Average number of shares traded daily	245,321
Average daily trading volume (thousand Euros)	9,225
Period Share Price Data (Euros)	
Opening	36
Low	26.30
High	45.10
Closing	32.86
Market capitalization (thousand of Euros)	2,472,447.19
Period Per Share Data (Euros)	
Earnings	1
Dividend	0.87
Book value	10.73
Stock Market Ratios	
Price/Book value	3.06
PER	24.79

#8

NEWS RELEASE **From: BANKINTER,S.A.**

Contact: Jose Luis Vega Tel: + 34 91 6234341

jlvegar@bankinter.es

Maru Alonso Tel : + 34 91 6234336

mlalonso@bankinter.es

BANKINTER PAYS ITS THIRD 2001 INTERIM DIVIDEND

Madrid, September 12th 2001 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on January 5Th 2002, it will pay its third 2001 interim dividend of 0.2206 Euros gross per share representing a net amount of 0. Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

#7

NEWS RELEASE **From: BANKINTER,S.A.**

Contact: Jose Luis Vega *Tel: + 34 91 6234341*

jlvegar@bankinter.es

BANKINTER PAYS ITS SECOND 2001 INTERIM DIVIDEND

Madrid, September 21th 2001 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on Octuber 6Th 2001, it will pay its second 2001 interim dividend of 0.2141 Euros gross per share representing a net amount of 0.175562 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain and one of the most profitable and efficient. The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

BALANCE DE SITUACIÓN CONSOLIDADO DEL GRUPO

Uds.: Miles de Euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Caja y depósitos en bancos centrales	1200	158.630	189.768
II. Deudas del Estado	1210	1.856.105	534.892
III. Entidades de crédito	1220	2.702.851	3.583.794
IV. Créditos sobre clientes	1230	15.181.495	12.005.104
V. Obligaciones y otros valores de renta fija	1240	788.418	921.457
VI. Acciones, participaciones y otros valores de renta variable	1245	147.400	133.747
VII. Activos materiales e inmateriales	1250	139.136	140.668
VIII. Fondo de comercio de consolidacion	1255	10.457	14.632
IX. Capital suscrito no desembolsado	1260	0	0
X. Acciones propias	1270	15.427	15.777
XI. Otros Activos	1280	698.617	579.196
XII. Cuentas de periodificación	1290	155.086	88.735
XIII. Pérdidas en sociedades consolidadas	1295	24.188	21.083
XIV. Pérdidas consolidadas del ejercicio	1300	0	0
TOTAL ACTIVO	1310	**21.877.810**	**18.228.853**

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Entidades de crédito	1500	3.158.327	2.885.719
II. Débitos a clientes	1510	14.203.709	11.591.584
III. Débitos representados por valores negociables	1520	2.124.808	1.480.767
IV. Otros pasivos	1530	641.816	658.981
V. Cuentas de periodificación	1540	308.948	237.859
VI. Provisión para riesgos, cargas y fondo para riesgos gener.	1550	164.361	141.839
VII. Diferencia negativa de consolidación	1555	0	0
VIII. Beneficios consolidados del ejercicio	1560	53.720	53.568
IX. Pasivos subordinados	1570	197.767	197.769
X. Intereses minoritarios	1575	269.519	269.519
XI. Capital suscrito o fondo de dotación (6)	1580	112.863	111.663
XII. Primas de Emisión, Reservas y Reservas de revalorización	1590	594.391	556.551
XIII. Reservas en sociedades consolidadas	1595	47.581	43.034
XIV. Resultados de ejercicios anteriores	1600	0	0
TOTAL PASIVO	1650	**21.877.810**	**18.228.853**

Pasivos Contingentes	1400	1.794.548	1.696.578
Compromisos	1410	3.499.647	3.260.683
TOTAL CUENTAS DE ORDEN	1420	**5.294.195**	**4.957.261**

RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Intereses y rendimientos asimilados y rendimientos de la cartera de renta variable (1)	1800	561.667	2,63%	363.364	2,15%
- Intereses y cargas asimiladas	1810	-386.448	-1,81%	-233.966	-1,38%
= MARGEN DE INTERMEDIACIÓN	1820	**175.219**	0,82%	**129.398**	0,77%
+/- Comisiones percibidas y pagadas	1830	64.802	0,30%	73.048	0,43%
+/- Resultados operaciones financieras (2)	1835	32.971	0,15%	32.782	0,19%
= MARGEN ORDINARIO	1840	**272.992**	1,28%	**235.228**	1,39%
- Gastos de personal (3)	1850	-73.156	-0,34%	-64.704	-0,38%
- Otros gastos administrativos	1852	-68.294	-0,32%	-65.587	-0,39%
- Amortiz. y saneamiento activos materiales e inmaterial	1855	-11.608	-0,05%	-10.841	-0,06%
- Otras cargas de explotación	1860	-3.352	-0,02%	-2.222	-0,01%
+ Otros productos de explotacion (4)	1865	5.680	0,03%	5.298	0,03%
= MARGEN DE EXPLOTACIÓN	1870	**122.262**	0,57%	**97.172**	0,57%
+/- Resultados Netos Socieades Puestas Equivalencia	1873	3.742	0,02%	4.746	0,03%
De los que: Correcciones de Valor por Cobro de Dividendos (**)	*1873.a*	0	0,00%	0	0,00%
+/- Resultados por operaciones grupo	1875	5.202	0,02%	10.360	0,06%
- Amortización fondo comercio de consolidación	1876	-618	0,00%	-375	0,00%
- Saneamiento inmovilizaciones financieras (5)	1880	-1.191	-0,01%	-2.133	-0,01%
- Amortización y provisiones para insolvencias (5)	1890	-36.065	-0,17%	-14.394	-0,09%
- Dotación fondo riesgos bancarios generales	1895	23	0,00%	40	0,00%
+/- Resultados extraordinarios (*)	1900	-9.987	-0,05%	-12.392	-0,07%
= RESULTADO ANTES DE IMPUESTOS	1920	**83.368**	0,39%	**83.024**	0,49%
+/- Impuesto sobre Beneficios	1922	-29.648	-0,14%	-29.456	-0,17%
= RESULTADO CONSOLIDADO DEL EJERCICIO	1924	**53.720**	0,25%	**53.568**	0,32%
+/- Resultado Atribuido a la Minoría	1930	-5.229	-0,02%	-5.102	-0,03%
= BENEFICIOS O PÉRDIDAS DEL EJERCICIO ATRIBUIDO AL GRUPO	1940	**48.491**	0,23%	**48.466**	0,29%
ACTIVOS TOTALES MEDIOS (7)	1950	**21.360.812**	100,00%	**16.913.058**	100,00%

BALANCE DE SITUACION CONSOLIDADO DEL GRUPO

Uds.: Miles de Euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Caja y depósitos en bancos centrales	1200	141.961	0
II. Deudas del Estado	1210	1.933.822	0
III. Entidades de crédito	1220	2.709.833	0
IV. Créditos sobre clientes	1230	15.772.849	0
V. Obligaciones y otros valores de renta fija	1240	748.926	0
VI. Acciones, participaciones y otros valores de renta variable	1245	163.724	0
VII. Activos materiales e inmateriales	1250	139.911	0
VIII. Fondo de comercio de consolidacion	1255	24.072	0
IX. Capital suscrito no desembolsado	1260	0	0
X. Acciones propias	1270	16.376	0
XI. Otros Activos	1280	601.231	0
XII. Cuentas de periodificación	1290	150.062	0
XIII. Pérdidas en sociedades consolidadas	1295	24.229	0
XIV. Pérdidas consolidadas del ejercicio	1300	0	0
TOTAL ACTIVO	1310	**22.426.996**	**0**

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Entidades de crédito	1500	3.718.775	0
II. Débitos a clientes	1510	13.835.605	0
III. Débitos representados por valores negociables	1520	2.491.162	0
IV. Otros pasivos	1530	549.863	0
V. Cuentas de periodificación	1540	353.467	0
VI. Provisión para riesgos, cargas y fondo para riesgos gener.	1550	175.623	0
VII. Diferencia negativa de consolidación	1555	0	0
VIII. Beneficios consolidados del ejercicio	1560	78.715	0
IX. Pasivos subordinados	1570	197.767	0
X. Intereses minoritarios	1575	269.519	0
XI. Capital suscrito o fondo de dotación (6)	1580	112.863	0
XII. Primas de Emisión, Reservas y Reservas de revalorización	1590	592.239	0
XIII. Reservas en sociedades consolidadas	1595	51.398	0
XIV. Resultados de ejercicios anteriores	1600	0	0
TOTAL PASIVO	1650	**22.426.996**	**0**

Pasivos Contingentes	1400	1.813.221	0
Compromisos	1410	3.448.309	0
TOTAL CUENTAS DE ORDEN	1420	**5.261.530**	**0**

RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

		EJERCICIO ACTUAL Importe	EJERCICIO ACTUAL %	EJERCICIO ANTERIOR Importe	EJERCICIO ANTERIOR %
+ Intereses y rendimientos asimilados y rendimientos de la cartera de renta variable (1)	1800	842.869	3,89%	0	
- Intereses y cargas asimiladas	1810	-575.395	-2,65%	0	
= MARGEN DE INTERMEDIACIÓN	1820	**267.474**	1,23%	**0**	
+/- Comisiones percibidas y pagadas	1830	93.989	0,43%	0	
+/- Resultados operaciones financieras (2)	1835	46.523	0,21%	0	
= MARGEN ORDINARIO	1840	**407.986**	1,88%	**0**	
- Gastos de personal (3)	1850	-111.774	-0,52%	0	
- Otros gastos administrativos	1852	-99.829	-0,46%	0	
- Amortiz. y saneamiento activos materiales e inmaterial	1855	-17.439	-0,08%	0	
- Otras cargas de explotación	1860	-5.028	-0,02%	0	
+ Otros productos de explotacion (4)	1865	7.955	0,04%	0	
= MARGEN DE EXPLOTACIÓN	1870	**181.871**	0,84%	**0**	
+/- Resultados Netos Socieades Puestas Equivalencia	1873	9.467	0,04%	0	
De los que: Correcciones de Valor por Cobro de Dividendos (**)	*1873.a*	0	0,00%	0	
+/- Resultados por operaciones grupo	1875	4.495	0,02%	0	
- Amortización fondo comercio de consolidación	1876	-1.167	-0,01%	0	
- Saneamiento inmovilizaciones financieras (5)	1880	-1.554	-0,01%	0	
- Amortización y provisiones para insolvencias (5)	1890	-54.266	-0,25%	0	
- Dotación fondo riesgos bancarios generales	1895	23	0,00%	0	
+/- Resultados extraordinarios (*)	1900	-15.993	-0,07%	0	
= RESULTADO ANTES DE IMPUESTOS	1920	**122.876**	0,57%	**0**	
+/- Impuesto sobre Beneficios	1922	-44.161	-0,20%	0	
= RESULTADO CONSOLIDADO DEL EJERCICIO	1924	**78.715**	0,36%	**0**	
+/- Resultado Atribuido a la Minoría	1930	-7.311	-0,03%	0	
= BENEFICIOS O PÉRDIDAS DEL EJERCICIO ATRIBUIDO AL GRUPO	1940	**71.404**	0,33%	**0**	
ACTIVOS TOTALES MEDIOS (7)	1950	**21.685.178**	100,00%	**0**	

Uds.: Miles de Euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Caja y depósitos en bancos centrales	1200	283.167	134.533
II. Deudas del Estado	1210	2.030.414	1.198.342
III. Entidades de crédito	1220	2.523.156	2.037.579
IV. Créditos sobre clientes	1230	14.690.756	13.867.834
V. Obligaciones y otros valores de renta fija	1240	726.039	853.379
VI. Acciones, participaciones y otros valores de renta variable	1245	187.814	116.402
VII. Activos materiales e inmateriales	1250	138.027	142.243
VIII. Fondo de comercio de consolidacion	1255	23.281	10.843
IX. Capital suscrito no desembolsado	1260	0	0
X. Acciones propias	1270	15.091	16.117
XI. Otros Activos	1280	663.063	632.348
XII. Cuentas de periodificación	1290	139.548	105.952
XIII. Pérdidas en sociedades consolidadas	1295	23.794	21.010
XIV. Pérdidas consolidadas del ejercicio	1300	0	0
TOTAL ACTIVO	1310	**21.444.150**	**19.136.582**

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Entidades de crédito	1500	3.843.878	4.217.718
II. Débitos a clientes	1510	12.587.644	11.021.564
III. Débitos representados por valores negociables	1520	2.583.962	1.652.126
IV. Otros pasivos	1530	638.433	540.654
V. Cuentas de periodificación	1540	268.659	269.806
VI. Provisión para riesgos, cargas y fondo para riesgos gener.	1550	188.411	156.682
VII. Diferencia negativa de consolidación	1555	0	0
VIII. Beneficios consolidados del ejercicio	1560	108.613	98.969
IX. Pasivos subordinados	1570	197.767	197.767
X. Intereses minoritarios	1575	269.519	269.519
XI. Capital suscrito o fondo de dotación (6)	1580	112.863	111.663
XII. Primas de Emisión, Reservas y Reservas de revalorización	1590	592.279	556.638
XIII. Reservas en sociedades consolidadas	1595	52.122	43.476
XIV. Resultados de ejercicios anteriores	1600	0	0
TOTAL PASIVO	1650	**21.444.150**	**19.136.582**

Pasivos Contingentes	1400	1.798.343	1.751.520
Compromisos	1410	3.242.438	3.255.605
TOTAL CUENTAS DE ORDEN	1420	**5.040.781**	**5.007.125**

RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros		EJERCICIO ACTUAL Importe	EJERCICIO ACTUAL %	EJERCICIO ANTERIOR Importe	EJERCICIO ANTERIOR %
+ Intereses y rendimientos asimilados y rendimientos de la cartera de renta variable (1)	1800	1.105.514	5,07%	856.969	4,74%
- Intereses y cargas asimiladas	1810	-737.574	-3,38%	-574.413	-3,18%
= MARGEN DE INTERMEDIACIÓN	1820	**367.940**	1,69%	**282.556**	1,56%
+/- Comisiones percibidas y pagadas	1830	128.110	0,59%	142.103	0,79%
+/- Resultados operaciones financieras (2)	1835	56.998	0,26%	64.092	0,35%
= MARGEN ORDINARIO	1840	**553.048**	2,53%	**488.751**	2,70%
- Gastos de personal (3)	1850	-168.715	-0,77%	-138.025	-0,76%
- Otros gastos administrativos	1852	-135.907	-0,62%	-137.991	-0,76%
- Amortiz. y saneamiento activos materiales e inmaterial	1855	-23.162	-0,11%	-22.861	-0,13%
- Otras cargas de explotación	1860	-6.822	-0,03%	-4.443	-0,02%
+ Otros productos de explotacion (4)	1865	10.591	0,05%	10.795	0,06%
= MARGEN DE EXPLOTACIÓN	1870	**229.033**	1,05%	**196.226**	1,08%
+/- Resultados Netos Socieades Puestas Equivalencia	1873	15.997	0,07%	10.537	0,06%
De los que: Correcciones de Valor por Cobro de Dividendos (**)	*1873 a*	0	0,00%	0	0,00%
+/- Resultados por operaciones grupo	1875	4.561	0,02%	9.147	0,05%
- Amortización fondo comercio de consolidación	1876	-1.958	-0,01%	-879	0,00%
- Saneamiento inmovilizaciones financieras (5)	1880	-6.159	-0,03%	-2.069	-0,01%
- Amortización y provisiones para insolvencias (5)	1890	-68.597	-0,31%	-46.409	-0,26%
- Dotación fondo riesgos bancarios generales	1895	24	0,00%	221	0,00%
+/- Resultados extraordinarios (*)	1900	-5.029	-0,02%	-14.286	-0,08%
= RESULTADO ANTES DE IMPUESTOS	1920	**167.872**	0,77%	**152.488**	0,84%
+/- Impuesto sobre Beneficios	1922	-59.259	-0,27%	-53.519	-0,30%
= RESULTADO CONSOLIDADO DEL EJERCICIO	1924	**108.613**	0,50%	**98.969**	0,55%
+/- Resultado Atribuido a la Minoría	1930	-10.248	-0,05%	-10.007	-0,06%
= BENEFICIOS O PÉRDIDAS DEL EJERCICIO ATRIBUIDO AL GRUPO	1940	**98.365**	0,45%	**88.962**	0,49%
ACTIVOS TOTALES MEDIOS (7)	1950	**21.821.517**	100,00%	**18.091.378**	100,00%

#/

0128 | 2001
GRUPO BANKINTER | DICIEMBRE
ACTIVO | (Miles de euros redondeados)

1. Caja y depósitos en bancos centrales	**283.167**
1.1. Caja	55.341
1.2. Banco de España	198.271
1.3. Otros bancos centrales	29.555
2. Deudas del Estado (incluye los Certificados del BE)	**2.030.414**
3. Entidades de crédito	**2.523.156**
3.1. A la vista	131.848
3.2. Otros créditos	2.391.308
4. Créditos sobre clientes	**14.690.756**
5. Obligaciones y otros valores de renta fija	**726.039**
5.1. De emisión pública	14.065
5.2. Otros emisores	711.974
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	**51.874**
7. Participaciones	**55.904**
7.1. En entidades de crédito	0
7.2. Otras participaciones	55.904
8. Participaciónes en empresas del grupo	**80.036**
8.1. En entidades de crédito	0
8.2. Otras	80.036
9. Activos inmateriales	**0**
9.1. Gastos de constitución y de primer establecimiento	0
9.2. Otros gastos amortizables	0
9 Bis Fondo de comercio de consolidacion	**23.281**
9 bis 1. Por integración global y proporcional	0
9 bis 2. Por puesta en equivalencia	23.281
10. Activos materiales	**138.027**
10.1. Terrenos y edificios de uso propio	38.848
10.2. Otros inmuebles	34.626
10.3. Mobiliario, instalaciones y otros	64.553
11. Capital suscrito no desembolsado	**0**
11.1. Dividendos pasivos reclamados no desembolsados	0
11.2. Resto	0
12. Acciones propias	**15.091**
Promemoria : nominal	2.112
13. Otros activos	**663.063**
14. Cuentas de periodificación	**139.548**
15. Pérdidas en sociedades consolidadas	**23.794**
15.1. Por integración global y proporcional	2.410
15.2. Por puesta en equivalencia	21.384
15.3. Por diferencias de conversión	0
16. Pérdidas consolidadas del ejercicio	**0**
16.1. Del grupo	0
16.2. De minoritarios	0
TOTAL ACTIVO	**21.444.150**
PASIVO	
1. Entidades de crédito	**3.843.878**
1.1. A la vista	96.128
1.2. A plazo o con preaviso	3.747.750
2. Débitos a clientes	**12.587.644**
2.1. Depósitos de ahorro	8.710.200
2.1.1. A la vista	5.142.993

02 MAR 19 AM 8:57

2.1.2. A plazo	3.567.207
2.2. Otros débitos	3.877.444
2.2.1. A la vista	0
2.2.2. A plazo	3.877.444
3. Débitos representados por valores negociables	**2.583.962**
3.1. Bonos y obligaciones en circulación	1.310.776
3.2. Pagarés y otros valores	1.273.186
4. Otros pasivos	**638.433**
5. Cuentas de periodificación	**268.659**
6. Provisiones para riesgos y cargas	**148.721**
6.1. Fondo de pensionistas	0
6.2. Provisión para impuestos	0
6.3. Otras provisiones	148.721
6 bis. Fondo para riesgos bancarios generales	**39.690**
6 Ter. Diferencia negativa de consolidación	**0**
6. ter 1. Por integración global y proporcional	0
6. ter 2. Por puesta en equivalencia	0
7. Beneficios consolidados del ejercicio	**108.613**
7.1. Del grupo	98.365
7.2. De minoritarios	10.248
8. Pasivos subordinados	**197.767**
8 bis. Intereses minoritarios	**269.519**
9. Capital suscrito	**112.863**
10.Primas de emisión	**227.422**
11.Reservas	**342.630**
12.Reservas de revalorización	**22.227**
12 bis. Reservas en sociedades consolidadas	**52.122**
12 bis 1. Por integración global y proporcional	13.464
12 bis 2. Por puesta en equivalencia	38.658
12 bis 3. Por diferencias de conversión	0
13.Resultados de ejercicios anteriores	**0**
TOTAL PASIVO	**21.444.150**
CUENTAS DE ORDEN	
1. Pasivos contingentes	**1.798.343**
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	1.693.205
1.4. Otros pasivos contingentes	105.138
2. Compromisos	**3.242.438**
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	3.192.723
2.3. Otros compromisos	49.715
SUMA CUENTAS DE ORDEN	**5.040.781**

0128 **2001**

GRUPO BANKINTER **DICIEMBRE**

	(Miles de euros redondeados)
1. Intereses y rendimientos asimilados	1.104.202
De los que: De la cartera de renta fija	130.659
2. Intereses y cargas asimiladas	737.574
3. Rendimiento de la cartera de renta variable	1.312
3.1 De acciones y otros títulos de renta variable	603
3.2 De participaciones	708
3.3 De participaciones en el grupo	1
A) MARGEN DE INTERMEDIACION	**367.940**
4. Comisiones percibidas	182.939
5. Comisiones pagadas	54.829
6. Resultados de operaciones financieras	56.998
B) MARGEN ORDINARIO	**553.048**
7. Otros productos de explotación	10.591
8. Gastos generales de administración	304.622
8.1 De personal	168.715
De los que:	
Sueldos y salarios	116.009
Cargas sociales	26.445
De las que: Pensiones	2.910
8.2 Otros gastos administrativos	135.907
9. Amortización y saneamiento de activos materiales o inmaterial	23.162
10. Otras cargas de explotación	6.822
C) MARGEN DE EXPLOTACION	**229.033**
11. Resultados netos generados por Sociedades puestas en equiv	15.997
11.1 Participación en beneficios de sociedades puestas en equivalencia	16.539
11.2 Participación en pérdidas de sociedades puestas en equivalencia	542
11.3 Correcciones de valor por cobro de dividendos	0
12. Amortización del fondo de comercio de consolidación	1.958
13. Beneficios por operaciones grupo	5.255
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	58
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	0
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	5.197
13.4 Reversión de diferencias negativas de consolidación	0
14. Quebrantos por operaciones grupo	694
14.1 Pérdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	95
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	0
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	599
15. Amortización y provisiones para insolvencias (neto)	68.597
16. Saneamiento de inmovilizaciones financieras (neto)	6.159
17. Dotación al fondo para riesgos bancarios generales	-24
18. Beneficios extraordinarios	19.124
19. Quebrantos extraordinarios	24.153
D) RESULTADO ANTES DE IMPUESTOS	**167.872**
20. Impuesto sobre beneficios	59.259
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	**108.613**
E.1 Resultado atribuido a la minoría	10.248
E.2 Resultado atribuido al grupo	98.365

2#

0128 | 2001

GRUPO BANKINTER | SEPTIEMBRE

ACTIVO	(Miles de euros redondeados)
1. Caja y depósitos en bancos centrales	**141.961**
1.1. Caja	36.617
1.2. Banco de España	70.039
1.3. Otros bancos centrales	35.305
2. Deudas del Estado (incluye los Certificados del BE)	**1.933.822**
3. Entidades de crédito	**2.709.833**
3.1. A la vista	245.695
3.2. Otros créditos	2.464.138
4. Créditos sobre clientes	**15.772.849**
5. Obligaciones y otros valores de renta fija	**748.926**
5.1. De emisión pública	8.562
5.2. Otros emisores	740.364
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	**24.613**
7. Participaciones	**63.646**
7.1. En entidades de crédito	0
7.2. Otras participaciones	63.646
8. Participaciónes en empresas del grupo	**75.465**
8.1. En entidades de crédito	0
8.2. Otras	75.465
9. Activos inmateriales	**0**
9.1. Gastos de constitución y de primer establecimiento	0
9.2. Otros gastos amortizables	0
9 Bis Fondo de comercio de consolidacion	**24.072**
9 bis 1. Por integración global y proporcional	0
9 bis 2. Por puesta en equivalencia	24.072
10. Activos materiales	**139.911**
10.1. Terrenos y edificios de uso propio	38.454
10.2. Otros inmuebles	35.611
10.3. Mobiliario, instalaciones y otros	65.846
11. Capital suscrito no desembolsado	**0**
11.1. Dividendos pasivos reclamados no desembolsados	0
11.2. Resto	0
12. Acciones propias	**16.376**
Promemoria : nominal	2.210
13. Otros activos	**601.231**
14. Cuentas de periodificación	**150.062**
15. Pérdidas en sociedades consolidadas	**24.229**
15.1. Por integración global y proporcional	2.738
15.2. Por puesta en equivalencia	21.491
15.3. Por diferencias de conversión	0
16. Pérdidas consolidadas del ejercicio	**0**
16.1. Del grupo	0
16.2. De minoritarios	0
TOTAL ACTIVO	**22.426.996**
PASIVO	
1. Entidades de crédito	**3.718.775**
1.1. A la vista	279.862
1.2. A plazo o con preaviso	3.438.913
2. Débitos a clientes	**13.835.605**
2.1. Depósitos de ahorro	9.576.660
2.1.1. A la vista	4.856.109

2.1.2. A plazo	4.720.551
2.2. Otros débitos	4.258.945
2.2.1. A la vista	0
2.2.2. A plazo	4.258.945
3. Débitos representados por valores negociables	**2.491.162**
3.1. Bonos y obligaciones en circulación	1.257.733
3.2. Pagarés y otros valores	1.233.429
4. Otros pasivos	**549.863**
5. Cuentas de periodificación	**353.467**
6. Provisiones para riesgos y cargas	**135.933**
6.1. Fondo de pensionistas	0
6.2. Provisión para impuestos	0
6.3. Otras provisiones	135.933
6 bis. Fondo para riesgos bancarios generales	**39.690**
6 Ter. Diferencia negativa de consolidación	**0**
6. ter 1. Por integración global y proporcional	0
6. ter 2. Por puesta en equivalencia	0
7. Beneficios consolidados del ejercicio	**78.715**
7.1. Del grupo	71.404
7.2. De minoritarios	7.311
8. Pasivos subordinados	**197.767**
8 bis. Intereses minoritarios	**269.519**
9. Capital suscrito	**112.863**
10.Primas de emisión	**227.422**
11.Reservas	**342.590**
12.Reservas de revalorización	**22.227**
12 bis. Reservas en sociedades consolidadas	**51.398**
12 bis 1. Por integración global y proporcional	13.453
12 bis 2. Por puesta en equivalencia	37.945
12 bis 3. Por diferencias de conversión	0
13.Resultados de ejercicios anteriores	**0**
TOTAL PASIVO	**22.426.996**
CUENTAS DE ORDEN	
1. Pasivos contingentes	**1.813.221**
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	1.732.644
1.4. Otros pasivos contingentes	80.577
2. Compromisos	**3.448.309**
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	3.405.072
2.3. Otros compromisos	43.237
SUMA CUENTAS DE ORDEN	**5.261.530**

0128
GRUPO BANKINTER

	2001 SEPTIEMBRE (Miles de euros redondeados)
1. Intereses y rendimientos asimilados	841.646
De los que: De la cartera de renta fija	*95.284*
2. Intereses y cargas asimiladas	575.395
3. Rendimiento de la cartera de renta variable	1.223
3.1 De acciones y otros títulos de renta variable	515
3.2 De participaciones	708
3.3 De participaciones en el grupo	0
A) MARGEN DE INTERMEDIACION	**267.474**
4. Comisiones percibidas	134.779
5. Comisiones pagadas	40.790
6. Resultados de operaciones financieras	46.523
B) MARGEN ORDINARIO	**407.986**
7. Otros productos de explotación	7.955
8. Gastos generales de administración	211.603
8.1 De personal	111.774
De los que:	
Sueldos y salarios	82.351
Cargas sociales	19.893
De las que: Pensiones	2.311
8.2 Otros gastos administrativos	99.829
9. Amortización y saneamiento de activos materiales o inmaterial	17.439
10. Otras cargas de explotación	5.028
C) MARGEN DE EXPLOTACION	**181.871**
11. Resultados netos generados por Sociedades puestas en equiv	9.467
11.1 Participación en beneficios de sociedades puestas en equivalencia	10.542
11.2 Participación en pérdidas de sociedades puestas en equivalencia	1.075
11.3 Correcciones de valor por cobro de dividendos	0
12. Amortización del fondo de comercio de consolidación	1.167
13. Beneficios por operaciones grupo	4.541
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	58
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	0
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	4.483
13.4 Reversión de diferencias negativas de consolidación	0
14. Quebrantos por operaciones grupo	46
14.1 Pérdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	0
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	46
15. Amortización y provisiones para insolvencias (neto)	54.266
16. Saneamiento de inmovilizaciones financieras (neto)	1.554
17. Dotación al fondo para riesgos bancarios generales	-23
18. Beneficios extraordinarios	6.038
19. Quebrantos extraordinarios	22.031
D) RESULTADO ANTES DE IMPUESTOS	**122.876**
20. Impuesto sobre beneficios	44.161
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	***78.715***
E.1 Resultado atribuido a la minoría	7.311
E.2 Resultado atribuido al grupo	71.404

Código Banco: 0128

Nombre Banco: **Grupo Bankinter**

3#

ACTIVO

1. Caja y depósitos en bancos centrales	158.630
1.1. Caja	31.247
1.2. Banco de España	73.233
1.3. Otros bancos centrales	54.150
2. *Deudas del Estado* (incluye los Certificados del BE)	1.856.105
3. Entidades de crédito	2.702.851
3.1. A la vista	265.177
3.2. Otros créditos	2.437.674
4. Créditos sobre clientes	15.181.495
5. Obligaciones y otros valores de renta fija	788.418
5.1. De emisión pública	9.695
5.2. Otros emisores	778.723
Promemoria : títulos propios	111
6. Acciones y otros títulos de renta variable	41.570
7. Participaciones	39.976
7.1. En entidades de crédito	0
7.2. Otras participaciones	39.976
8. Participaciones en empresas del grupo	65.854
8.1. En entidades de crédito	0
8.2. Otras	65.854
9. Activos inmateriales	5
9.1. Gastos de constitución y de primer establecimiento	0
9.2. Otros gastos amortizables	5
9 Bis Fondo de comercio de consolidacion	10.457
9 bis 1. Por integración global y proporcional	0
9 bis 2. Por puesta en equivalencia	10.457
10. Activos materiales	139.131
10.1. Terrenos y edificios de uso propio	38.133
10.2. Otros inmuebles	36.271
10.3. Mobiliario, instalaciones y otros	64.727
11. Capital suscrito no desembolsado	0
11.1. Dividendos pasivos reclamados no desembolsados	0
11.2. Resto	0
12. Acciones propias	15.427
Promemoria : nominal	15.427
13. Otros activos	698.617
14. Cuentas de periodificación	155.086
15. Pérdidas en sociedades consolidadas	24.188
15.1. Por integración global y proporcional	2.712
15.2. Por puesta en equivalencia	21.476
15.2. Por diferencias de conversión	0
16. Pérdidas consolidadas del ejercicio	0
16.1. Del grupo	0
16.2. De minoritarios	0
TOTAL ACTIVO	**21.877.810**

PASIVO

1. Entidades de crédito	3.158.327
1.1. A la vista	266.892
1.2. A plazo o con preaviso	2.891.435
2. Débitos a clientes	14.203.709
2.1. Depósitos de ahorro	9.885.493
2.1.1. A la vista	4.857.467
2.1.2. A plazo	5.028.026

2.2. Otros débitos	4.318.216
2.2.1. A la vista	0
2.2.2. A plazo	4.318.216
3. *Débitos representados por valores negociables*	2.124.808
3.1. Bonos y obligaciones en circulación	1.181.382
3.2. Pagarés y otros valores	943.426
4. Otros pasivos	641.816
5. Cuentas de periodificación	308.948
6. Provisiones para riesgos y cargas	124.671
6.1. *Fondo de pensionistas*	0
6.2. Provisión para impuestos	0
6.3. Otras provisiones	124.671
6 *bis.* Fondo para riesgos bancarios generales	39.690
6 Ter. Diferencia negativa de consolidación	0
6. ter 1. Por integración global y proporcional	0
6. ter 2. Por puesta en equivalencia	0
7. Beneficios consolidados del ejercicio	53.720
7.1. Del grupo	48.491
7.2. De minoritarios	5.229
8. Pasivos subordinados	197.767
8 bis. Intereses minoritarios	269.519
9. Capital suscrito	112.863
10.Primas de emisión	227.422
11.Reservas	344.742
12.Reservas de revalorización	22.227
12 bis. Reservas en sociedades consolidadas	47.581
12 bis 1. Por integración global y proporcional	13.689
12 *bis* 2. Por puesta *en equivalencia*	33.892
12 bis 3. Por diferencia de conversión	0
13.Resultados de ejercicios anteriores	0
TOTAL PASIVO	**21.877.810**

<u>CUENTAS DE ORDEN</u>

1. Pasivos contingentes	1.794.548
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	1.691.115
1.4. Otros pasivos contingentes	103.433
2. Compromisos	3.499.647
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	3.478.606
2.3. Otros compromisos	21.041

CUENTA DE PÉRDIDAS Y GANANCIAS CONSOLIDADA PUBLICA

Código Banco: 0128
Nombre Banco: Grupo Bankinter **FECHA** 30/6/01

(Miles de euros)

1. Intereses y rendimientos asimilados	560.818
De los que: De la cartera de renta fija	64.542
2. Intereses y cargas asimiladas	386.448
3. Rendimiento de la cartera de renta variable	850
3.1 De acciones y otros títulos de renta variable	210
3.2 De participaciones	640
3.3 De participaciones en el grupo	0
A) MARGEN DE INTERMEDIACION	175.220
4. Comisiones percibidas	91.566
5. Comisiones pagadas	26.763
6. Resultados de operaciones financieras	32.971
B) MARGEN ORDINARIO	272.994
7. Otros productos de explotación	5.679
8. Gastos generales de administración	141.450
8.1 De personal	73.156
De los que:	0
Sueldos y salarios	53.089
Cargas sociales	13.227
De las que: Pensiones	1.435
8.2 Otros gastos administrativos	68.294
9. Amortización y saneamiento de activos materiales o inmateriales	11.609
10. Otras cargas de explotación	3.352
C) MARGEN DE EXPLOTACION	122.262
11. Resultados netos generados por Sociedades puestas en equivalencia	3.742
11.1 Participación en beneficios de sociedades puestas en equivalencia	5.255
11.2 Participación en pérdidas de sociedades puestas en equivalencia	1.513
11.3 Correcciones de valor por cobro de dividendos	0
12. Amortización del fondo de comercio de consolidación	619
13. Beneficios por operaciones grupo	5.248
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	0
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	0
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	5.248
13.4 Reversión de diferencias negativas de consolidación	0
14. Quebrantos por operaciones grupo	45
14.1 Pérdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	0
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	45
15. Amortización y provisiones para insolvencias (neto)	36.065
16. Saneamiento de inmovilizaciones financieras (neto)	1.191
17. Dotación al fondo para riesgos bancarios generales	-23
18. Beneficios extraordinarios	4.576
19. Quebrantos extraordinarios	14.563
D) RESULTADO ANTES DE IMPUESTOS	83.368

20. Impuesto sobre beneficios	29.648
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	53.720
E.1 Resultado atribuido a la minoría	5.229
E.2 Resultado atribuido al grupo	48.491